SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL,	Brazilian Corporation Law
MANUFACTURING AND OTHER	Marth 31, 2004

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MENAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4° andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 - NAME Luis Felipe Pedreira Dutra Leite
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 - 4° andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 -ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNIG	2 - END	3 - QUARTER	4 - BEGINNIG	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2004	12.31.2004	1	01.01.2004	03.31.2004	4	10.01.2003	12.31.2003
09 - INDEPENDENT ACCOUNTANT Deloitte Touch Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Altair Tadeu Rossato					12 - CPF (INDIVIDUAL TAX ID) 060.977.208-23

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 03/31/2004	2 - PREVIOUS QUARTER 12/31/2003	3 - SAME QUARTER, PREVIOUS YEAR 03/31/2003
Paid-in Capital
1 - Common	15,735,878	15,735,878	15,795,903
2 - Preferred	22,801,455	22,801,455	22,824,827
3 - Total	38,537,333	38,537,333	38,620,730
Treasury Stock
4 - Common	104,546	104,546	120,780
5 - Preferred	900,627	520,153	383,041
6 - Total	1,005,173	624,699	503,821

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1030100 - Beverages
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	02/27/2004	Dividend	03/25/2004	ON (Common)	0.0013600000
02	RCA*	02/27/2004	Dividend	03/25/2004	PN (Preferred)	0.0014960000
03	RCA*	02/27/2004	Interest on Own Capital	03/25/2004	ON (Common)	0.0056235000
04	RCA*	02/27/2004	Interest on Own Capital	03/25/2004	PN (Preferred)	0.0061859000
*RCA = Meeting of the Board of Directors

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	6 - NUMBER OF SHARES ISSUED (THOUSANDS)	7 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 04/30/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
1	Total assets	6,690,662	6,394,348
1.01	Current assets	164,987	69,326
1.01.01	Available funds	1,911	7
1.01.01.01	Cash and cash equivalents	1,911	7
1.01.02	Credits	39,273	68,895
1.01.02.01	Taxes recoverable	39,273	68,895
1.01.03	Inventories	0	0
1.01.04	Other	123,803	424
1.01.04.01	Dividends and/or interest on own capital receivable	122,461	0
1.01.04.02	Other assets	1,342	424
1.02	Long-term receivables	544,539	542,863
1.02.01	Sundry credits	459,985	464,878
1.02.01.01	Deposits in court	42,219	43,824
1.02.01.02	Advances to employees for purchase of shares	178,627	182,082
1.02.01.03	Deferred income tax and social contribution	239,139	238,972
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	84,554	77,985
1.02.03.01	Other assets	84,554	77,985
1.03	Permanent assets	5,981,136	5,782,159
1.03.01	Investments	5,981,136	5,782,159
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	5,961,426	5,765,915
1.03.01.02.01	Subsidiaries	5,663,628	5,446,933
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill (net)	297,798	318,982
1.03.01.03	Other investments	19,710	16,244
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
2	Total liabilities and shareholders' equity	6,690,662	6,394,348
2.01	Current liabilities	2,079,401	1,835,163
2.01.01	Loans and financings	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	14	3
2.01.04	Taxes, charges and contributions	4,662	153
2.01.04.01	Other taxes, charges and contributions	4,662	153
2.01.05	Dividends payable	116,575	290,733
2.01.05.01	Dividends payable	11,471	64,719
2.01.05.02	Provision for interest on own capital	105,104	226,014
2.01.06	Provisions	2,380	5
2.01.06.01	Social and labor	1,172	5
2.01.06.02	Statutory	1,208	0
2.01.07	Payable to related parties	1,955,766	1,544,266
2.01.08	Other	4	3
2.01.08.01	Payroll, profit sharing and related charges	0	0
2.01.08.02	Other liabilities	4	3
2.02	Long-term liabilities	155,998	145,978
2.02.01	Loans and financings	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	146,968	145,978
2.02.03.01	For contingencies	146,968	145,978
2.02.04	Payable to related parties	0	0
2.02.05	Other	9,030	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,455,263	4,413,207
2.05.01	Paid-in capital	3,124,059	3,124,059
2.05.02	Capital reserves	19,173	16,592
2.05.02.01	Advances for future capital increase	0	0
2.05.02.02	Share repurchase option premium	7,448	4,867
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	1,111,335	1,272,556
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	1,271,399	1,271,399
2.05.04.02.01	For investments	1,271,399	1,271,399
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	25,875	25,875

1 - Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
2.05.04.05.01	Future capital increase	25,875	25,875
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(394,770)	(233,549)
2.05.04.07.01	Treasury stock	(394,770)	(233,549)
2.05.05	Retained earnings	200,696	0

03.01 - INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2004 to 03/31/2004	4 - 01/01/2004 to 03/31/2004	5 - 01/01/2003 to 03/31/2003	6 - 01/01/2003 to 03/31/2003
3.01	Gross sales and/or services	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating Expenses/Income	306,050	306,050	686,539	686,539
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(12,978)	(12,978)	(1,960)	(1,960)
3.06.02.01	Administrative	(1,764)	(1,764)	(641)	(641)
3.06.02.02	Management fees	(1,445)	(1,445)	(817)	(817)
3.06.02.03	Provisions for contingencies	(9,769)	(9,769)	(502)	(502)
3.06.03	Financial	2,601	2,601	(2,857)	(2,857)
3.06.03.01	Financial income	10,257	10,257	16,734	16,734
3.06.03.02	Financial expenses	(7,656)	(7,656)	(19,591)	(19,591)
3.06.04	Other operating income	0	0	8	8
3.06.05	Other operating expenses	(22,730)	(22,730)	(21,184)	(21,184)
3.06.05.01	Goodwill amortization - subsidiaries	(21,185)	(21,185)	(21,184)	(21,184)
3.06.05.02	Other	(1,545)	(1,545)	0	0
3.06.06	Equity in the earnings of subsidiaries	339,157	339,157	712,532	712,532
3.07	Operating profit	306,050	306,050	686,539	686,539
3.08	Non-operating results	0	0	(215,444)	(215,444)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	(215,444)	(215,444)
3.09	Income before taxes/profit sharing	306,050	306,050	471,095	471,095
3.10	Income tax and social contribution	0	0	0	0
3.11	Deferred income tax and social contribution	168	168	30,895	30,895
3.12	Statutory profit sharing/contributions	(1,208)	(1,208)	6,972	6,972

1 - CODE	2 - DESCRIPTION	3 - 01/01/2004 to 03/31/2004	4 - 01/01/2004 to 03/31/2004	5 - 01/01/2003 to 03/31/2003	6 - 01/01/2003 to 03/31/2003
3.12.01	Profit sharing	(1,208)	(1,208)	6,972	6,972
3.12.01.01	Management	(1,208)	(1,208)	6,972	6,972
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	305,010	305,010	508,962	508,962
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)	37,532,160	37,532,160	38,116,909	38,116,909
	EARNINGS PER SHARE	0.00813	0.00813	0.01335	0.01335
	LOSS PER SHARE

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

Amounts in thousands of Reais

1 Operating Activities

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the Company or AmBev), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, and malt either directly or by participating in other companies in Brazil and other Latin American countries.

AmBev has a franchise agreement with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil, including Lipton Ice Tea and Gatorade, the isotonic sports drink, which is still under scrutiny by the Administrative Council for Economic Defense (CADE). There is also an agreement with PepsiCo for bottling, sale and distribution of the “Guaraná Antarctica” internationally. Based on this agreement, this product is already being sold in Portugal and Spain.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

(b) Acquisition of Embotelladora Dominicana, C. by A. (“Embodom”)

In February 2004, the Company acquired 51% of the share capital of Embodom, located in the Dominican Republic, with a goodwill in the amount of R$ 173,363, based on the expectation of future results, to be amortized over ten years. That subsidiary is an integral part of the Company’s consolidated financial statements.

(c) Agreement with Interbrew

On March 3, 2004 AmBev and Interbrew S.A (Interbrew) announced an agreement establishing the alliance between the two companies, originating the world’s largest beer selling operations platform.

The agreement, entered into between the controlling shareholders of AmBev and Interbrew, consists of the following:

(i) AmBev will incorporate Labatt Brewing Canada Holding Ltd (Labatt Holding), a wholly-owned subsidiary of Interbrew, which holds 100% of capital in Labatt Brewing Company Limited (Labatt Canada), a leading brewery in the Canadian market. The transaction was negotiated for a fair market value, determined based on a discounted cash flow analysis, validated by evaluation reports prepared by Citigroup Global Markets, Inc. and by JP Morgan Securities Inc. As AmBev has already disclosed to the market, the Company anticipates that it will be able to capture significant operational and financial synergies through this transaction, which are not incorporated in the acquisition price. In return for the incorporation of Labatt Holding, AmBev will issue in favor of Interbrew 7.9 billion common shares and 11.4 billion preferred shares, in addition to assuming a net debt equivalent to 1.0 billion U.S. dollars. In addition to the Canadian operations, AmBev also may eventually acquire Labatt Canada’s 30% direct and indirect interest in the capital of Femsa Cerveza SA de CV and 70% interest in the capital of Labatt USA , L.L.C. AmBev will also issue in favor of Interbrew, in return for such assets, 1.7 billion common shares and 2.4 billion preferred shares, as well as assume an additional net debt of 0.5 billion U.S. dollars.

(ii) Interbrew will issue 141.7 million shares in favor of AmBev’s current controlling shareholders, receiving, in exchange, the indirect ownership of 8.3 billion common shares of the Company.

(iii) Pursuant to the Brazilian Corporation Law, and after the closing of the deal, Interbrew will start a public offer for the acquisition of AmBev’s remaining common shares owned by the public in general.

(iv) FAHZ will maintain its shareholding in AmBev and had the terms of the shareholder’s agreement, to which it was a party, extended to 2019, through an amendment which will be filed at the CVM (the Brazilian Securities and Exchange Commission).

(v) Both companies will continue to be listed on the stock exchanges.

(vi) The operation, which is subject to the customary regulatory approvals, in addition to the opinion of shareholders, was approved by unanimous vote of Interbrew and AmBev’s directors. This operation is expected to be concluded in the second half of 2004.

The information presented above is a summary of such operation. Complete information is available on our website: www.ambev-ir.com.br.

2 Significant Accounting Practices

(a) Quarterly information

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions, including several estimates relating to the useful lives of property, plant and equipment, the necessary provisions for contingent liabilities and income tax, and other similar provisions. Although they are the best estimates of management, actual data and values could differ from such estimates.

(b) Determination of net income

Income and expenses are recorded on the accrual basis. Sales revenues and cost of sales are recorded upon delivery of products.

(c) Current assets and long term receivables

Cash and cash equivalents, represented by highly liquid investments with original maturity of 90 days or less, are recorded at acquisition cost, equivalent to their market value.

Financial investments, substantially represented by notes and securities, government securities, and bank deposit certificates, including those denominated in foreign currency, are recorded at cost, plus accrued earnings when applicable; a provision is made for the reduction to market values when necessary. In addition, the investment funds quotas are measured at market values, and a provision is made to defer unrealized variable income results, when applicable.

The balance of financial investments at March 31, 2004 shows bank deposits and financial investments given as guarantee, in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$ 10,967 (December 31, 2003 – R$ 29,884).

The consolidated provision for doubtful accounts receivable of R$ 188,132 on March 31, 2004 (December 31, 2003 – R$ 182,368) is recorded at an amount considered sufficient by management to cover probable losses on realization of the receivables.

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realization values when necessary. On March 31, 2004, the consolidated provision for reduction of inventories to net realization value amounted to R$ 21,070 (December 31, 2003 – R$ 33,716), and was recorded under Supplies and other, net.

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each period, in accordance with the projected sales volume, thereby reflecting the seasonal nature of monthly sales.

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued earnings. A provision for reduction to market values is recorded when necessary.

(d) Permanent assets

The Parent Company records investments in subsidiaries and jointly-controlled companies using the equity method of accounting, including, in the initial determination, the harmonization of accounting practices with those adopted by the Company and the separation of the acquisition cost into equity investment, goodwill and negative goodwill. Goodwill based on the appreciation of property, plant and equipment is amortized proportionally to the depreciation or realization of the book value of the assets, whereas the goodwill (negative goodwill) attributable to expected future profitability is amortized over five to ten years. Amortization of goodwill is recorded under Other operating expenses. Negative goodwill, attributed to various economic reasons, will only be amortized in case of divestment.

Property, plant and equipment are stated at cost and include the interest incurred in financing the construction of certain qualified assets. Maintenance and repair costs are recorded as expenses when incurred. Losses from breakages of bottles and crates during production are included in the cost of sales. Depreciation is calculated on the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 6.

Amortization of deferred charges is calculated on the straight-line basis, in up to ten years, as from the start of operations. The write-off of deferred assets is recorded when totally amortized.

(e) Translation of the financial statements of
foreign subsidiaries and associated companies

With the exception of the operations mentioned in the following paragraph, the financial statements of foreign subsidiaries and associated companies are prepared using the local currency as their functional currency –the main currency of the economic system in which such companies operate – adjusted to reflect the inflation rate, when applicable, based on the variation of local price indices. Accordingly, their assets, liabilities and shareholders’ equity are translated into Reais at the current exchange rate on the date of the financial statements. Income statement accounts are translated and recorded in Reais at the average exchange rate of the period. The net result is adjusted to the current exchange rate on the date of the financial statements, and the difference is included under Other operating income.

The U.S. dollar was adopted as the functional currency for malt operations in Argentina and Uruguay, since their prices and cash flows are substantially based on that currency. Thus the following procedures are adopted when preparing the financial statements of these subsidiaries:

(i) Inventories, property, plant and equipment, accumulated depreciation, as well as shareholders’ equity accounts are translated to U.S. dollars at historical exchange rates and converted to Reais, as with monetary assets and liabilities, at the exchange rates on the date of the financial statements.

(ii) Depreciation and other costs and expenses related to assets recorded at historical exchange rates are calculated based on the value of assets in U.S. dollars, and translated to Reais at average exchange rates for the period. Other income accounts are translated to Reais at the average exchange rates for the period. The net result is adjusted to the current exchange rate on the date of the financial statements and the difference is included under Other operating income.

As a result of the translation process, other gains and losses arising from the consolidation are recorded in the results of operations of the Company for the period under Other operating income.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at known or estimated values, including accrued charges and monetary corrections, where applicable.

(g) Forwards and currency and interest rate swaps

The nominal values of cross-currency interest rate swap operations and forwards are not recorded in the balance sheet.

The Company enters into derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks, which does not prevent redemption prior to their final maturities. Accordingly, as determined by the Brazilian Corporation Law, operations undesignated for accounting purposes are measured at the lower of cost based on the contractual conditions between the Company and third parties (yield curve) or market value; and accounted for as Unrealized gains on derivatives or Unrealized losses on derivatives.

In order to neutralize the result of certain swaps, the Company contracts other identical operations of offsetting positions (positive or negative), with the same value at maturity, the same settlement date and the same restatement index. Accordingly, the two offsetting positions are recorded in the Company's balance sheet as Securities and Unrealized gain on derivatives, based on the value of the yield curve, being designated as such for accounting purposes.

(h) Forward and swap operations in commodities

The Company enters into derivative financial instruments to hedge its consolidated exposure to prices of raw materials to be acquired, denominated in foreign currency.

The net results of such derivative instruments, designated for accounting purposes as hedging, are recorded at market value, deferred and recorded in the Company’s balance sheet under Other, and recognized in the result under Cost of products sold, when the product is sold.

(i) Provision for contingencies and liabilities
related to fiscal claims

Provisions for contingencies are updated for labor, tax, civil and commercial claims being challenged at administrative and judicial levels, based on estimates of losses determined by the Company and its subsidiaries’external legal counsel, for lawsuits in which a loss is considered probable.

Tax reductions obtained based on provisional injunctions relating to claims filed by the Company and its subsidiaries against the tax authorities, if recognized in the statement of income, are subject to provisioning until assured through a final legal decision in favor of the Company and its subsidiaries.

(j) Investment tax credits

Certain of the Company’s subsidiaries have state fiscal incentive programs for the deferral of sales taxes in which taxes are partially or totally reduced. In some states, the grace periods and reductions are unconditional. Where conditions have been established, however, they are related to events under the Company’s control. The benefits of the reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the shareholders’ equity of the subsidiaries, on the accrual basis, or when the subsidiaries comply with the main requirements of state programs, in order to have the benefit granted. This benefit is recorded as Other operating income in the Company’s consolidated financial statements (March 31, 2004 – R$ 37,673; March 31, 2003 – R$39,377).

(l) Income tax and social contribution on net income (CSLL)

Income tax and social contribution on net income are calculated at rates determined by applicable tax law. Charges relating to income tax and social contribution are recorded on the accrual basis, including deferred taxes calculated on the temporary differences between the book and tax bases of assets and liabilities.

Deferred income tax is also recorded as an asset, corresponding to future tax benefits of tax loss carryforwards for subsidiaries in which the realization of such benefits is probable, over a maximum period of ten years, based on future income forecasts, less their current value on an annual basis.

(m) Actuarial assets and liabilities relating to employee benefits

The initial effect of adopting the Accounting Standards and Procedures – NPC No. 26 was fully recognized in the shareholders’ equity of Companhia Brasileira de Bebidas (“CBB”) on December 31, 2001.

Actuarial gains and losses are amortized by the average future working time of the plan's members, when the exceeding amount is higher than: (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan’s assets.

(n) Consolidated financial statements

All assets, liabilities and results of the Company’s subsidiaries are consolidated, and the interest of minority shareholders in the shareholders’ equity and results of subsidiaries is segregated.

Investments in subsidiaries and the portion corresponding to their shareholders’ equities, as well as intercompany assets, liabilities, income and expenses, were eliminated on consolidation. Also, the portion of unrealized results arising from the purchase of raw materials and products from subsidiaries and affiliated companies, included in the balance of inventory at the end of each period, as well as other transactions between Company’s subsidiaries, are eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

(o) Proportionally consolidated financial statements

For investees that are jointly controlled through a shareholders’ agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

In March 2003, the Company acquired, for the amount of R$ 1,729,728 (R$ 1,429,073 paid in cash and R$ 300,654 through the contribution of assets located in Mercosur, at book values), 230,920,000 class A shares and 26,388,914 class B shares issued by Quilmes Industrial S.A. (“Quinsa”), as well as 8.6% of the capital stock of Quilmes International (Bermuda) Ltd. (“QIB”), totaling an aggregate interest stake of 40,5% in Quinsa. In addition, during 2003, the Company acquired 12.000.000 Class B shares of Quinsa, for the amount of R$ 249.643, thus increasing its interest in Quinsa to 47,99%

Quinsa has been acquiring its own shares, therefore changing the Company’s percentage of interest in Quinsa, which reached 50.34% as of March 31, 2004. Such acquisitions generated a R$ 13,933 loss in the Company’s results for the quarter ended March 31, 2004, because the amount paid was higher than the shares’ equity value. The total goodwill determined in the acquisition of Quinsa is economically based on expected future profitability, to be amortized over ten years.

Quinsa’s controllers have the right to exchange their 373.5 million class A shares of Quinsa for AmBev’s shares, during periods each year, effective April 2003. AmBev also has the right to determine the exchange of class A shares of Quinsa for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev’s shares to be issued to Quinsa’s principal shareholders will be determined by an agreed formula based on the two companies’ EBITDA.

The net assets of Quinsa, of Agrega Inteligência em Compras Ltda. (“Agrega”) and of Ice Tea do Brasil Ltda (“ITB”), proportionally consolidated in the Company's financial statements, are as follows:

	March 31, 2004
	Quinsa(i)	Agrega(ii)	ITB(iii)	Total

Current assets	379,172	704	312	380,188
Long-term receivables	200,823		6,080	206,903
Permanent assets	1,180,081	491	1,086	1,181,658
Current liabilities	(284,068)	(1,147)	12	(285,203)
Long-term liabilities	(387,766)		(11,000)	(398,766)
Minority interest	(217,261)			(217,261)

Total net assets	870,981	48	(3,510)	867,519

(i)	50,34% ownership interest.
(ii)	50% ownership interest.
(iii)	50% ownership interest.
	December 31, 2003
	Quinsa(i)	Agrega(ii)	ITB(iii)	Total

Current assets	513,415	1,286	325	515,026
Long-term receivables	132,431		7,121	139,552
Permanent assets	1156,275	455	1,149	1,157,879
Current liabilities	(382,382)	(1,149)	(1,236)	(384,767)
Long-term liabilities	(401,913)		(10,804)	(412,717)
Minority interest	(199,621)			(199,621)

Total net assets	818,205	592	(3,445)	815,352

(i)	49,66% ownership interest.
(ii)	50% ownership interest.
(iii)	50% ownership interest.

Quinsa, Agrega, and ITB’s results, proportionally consolidated in the Company’s financial statements, are as follows:

	March 31,2004
	Quinsa	Agrega	ITB	Total

Net sales	305,326	83		305,409
Cost of products and services sold	(123,652)			(123,652)

Gross profit	181,674	83		181,757
Operating expenses	(81,023)	(655)	(98)	(81,776)

Operating income (loss)	100,651	(572)	(98)	99,981

Non-operating income	6,793			6,793
Income tax provision	(32,945)		33	(32,912)
Profit sharing	(1,471)			(1,471)
Minority interest	(13,603)			(13,603)

Net income (loss) for the period	59,425	(572)	(65)	58,788

	March 31, 2003
	Quinsa (i)	Agrega	ITB	Total

Net sales	146,693	99	3,315	150,107
Cost of products and services sold	(77,002)		(2,470)	(79,472)

Gross profit	69,691	99	845	70,635
Operating expenses	(4,244)	(530)	(1,111)	(5,885)

Operating income (loss)	65,447	(431)	(266)	64,750

Non-operating income	(1,106)			(1,106)
Income tax provision	(6,091)		79	(6,012)
Minority interest	(10,365)			(10,365)

Net income (loss) for the period	47,885	(431)	(187)	47,267

(i)	Considering two months of results (February and March).

The table below shows Quinsa’s main holdings in subsidiaries, fully consolidated in its financial statements and adjusted to the percentage holding adopted when preparing AmBev’s consolidated financial statements:

	Total percentage holding

	03.31.04	12.31.03

Cervecería y Malteria Quilmes S.A.I.C.A. y G.	87.3	87.3
Cervecería Boliviana Nacional La Paz	68.4	68.1
Cervecería Chile S.A.	87.6	87.6
Cervecería Paraguay S.A.	75.2	75.2
Fábrica Paraguaya de Vitrios S.A.	67.9	67.4
Fábricas Nacionales de Cerveza S.A.	85.8	85.8
QIB	94.7	94.7
Salus S.A. (*)	81.2	81.2
(*)	Brewery portion, not including the water operation.

(p) Transactions with related parties

Transactions with related parties include, among other operations, the buying and selling of raw materials such as malt, concentrates, labels, corks and various finished products, eliminated in the Company's consolidated financial statements, except for the non-consolidated portion of operations with jointly-controlled subsidiaries (recorded based on the proportional consolidation method) and related parties.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined maturity terms and are not subject to financial charges. Agreements involving the Company’s foreign subsidiaries are usually updated based on the U.S. dollar variation, plus 10% interest p.a. Intercompany loans are consolidated based on the same criteria described above.

3 Inventories

	Consolidated

	03.31.04	12.31.03

Finished products	173,708	145,557
Work in progress	58,477	63,883
Raw materials	547,252	564,204
Production materials	108,814	112,943
Supplies and other, net	77,918	68,024

	966,169	954,611

4 Other Assets

	Parent Company		Consolidated

	03.31.04	12.31.03	03.31.04	12.31.03

Current assets
Deferred result of commodities swap and forward operations, net
			373	76
Other accounts receivable	1,342	424	132,801	105,962
Prepaid expenses			120,484	123,333
Advances to suppliers and others			43,775	26,562

	1,342	424	297,433	255,933

Long-term receivables
Long-term financial investments			79,283	77,004
Other taxes and charges recoverable	84,554	77,985	342,114	348,365
Prepaid expenses			117,640	119,268
Other accounts receivable			56,104	49,460
Surplus assets – Instituto AmBev			22,030	22,030

	84,554	77,985	617,171	616,127

5 Holdings in Direct Subsidiaries

(a) Changes, including goodwill and negative goodwill, of holdings in direct subsidiaries

Description	CBB	Arosuco	Agrega	Hohneck (i)	Total

Balance on December 31, 2003	5,541,201	224,083	619	12	5,765,915
Dividends received and receivable	(122,461)				(122,461)
Equity in the results	278,678	61,050	(571)		339,157
Amortization of (goodwill) negative goodwill	(21,185)				(21,185)

Balance at March 31, 2004	5,676,233(ii)	285,133	48	12	5,961,426
(i)	Headquartered abroad.
(ii)	Balance consisting of goodwill, net of amortization, of R$ 447,743, of negative goodwill to be amortized of R$ 149,946 and of investment evaluated by the equity method of R$ 5,378,436.

(b) Goodwill and negative goodwill

	Parent Company		Consolidated

	03.31.04	12.31.03	03.31.04	12.31.03

Goodwill
CBB - based on:
Property, plant and equipment
fair value excess	144,579	144,579	144,579	144,579
Expected future profitability	702,760	702,760	702,760	702,760

	847,339	847,339	847,339	847,339
Expected future profitability
Quinsa			1,123,224	1,123,224
Cympay			34,177	34,177
Embodom			173,363
Malteria Pampa			28,101	28,101
Industrias Del Atlántico			5,116	5,116
Cervejaria Miranda Corrêa S.A.			5,514	5,514

Quinsa and subsidiaries
(proportionally consolidated)			533,542	510,360

Total goodwill	847,339	847,339	2,750,376	2,553,831

Accumulated amortization	(399,595)	(378,411)	(760,392)	(689,597)

Total goodwill, net	447,744	468,928	1,989,984	1,864,234

Negative goodwill, net
CBB	(149,946)	(149,946)	(149,946)	(149,946)
Cervesursa			(17,971)	(18,485)
Inversiones Cerveceras Sociedad Anonima -
Incesa (proportionally consolidated)			(8,680)	(8,506)
Total negative goodwill	(149,946)	(149,946)	(176,597)	(176,937)

	297,798	318,982	1,813,387	1,687,297

(c) Information on direct subsidiaries

	March 31, 2004

Description	CBB	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
. Common shares/quotas	19,881,631	0.3	1,375	10,000
. Preferred shares	35,206,009

Total shares/quotas	55,087,640	0.3	1,375	10,000

Percentage of direct holding
. In relation to preferred shares	100
. In relation to common shares/quotas	99.9	99.7	50	0.009
. In relation to total shares/quotas	99.9	99.7	50	0.009

Information on the financial statements of direct subsidiaries:

Adjusted shareholder’s equity	5,378,442	285,984	94	1.304,942

Adjusted net income (loss)	258,180	50,768	(1,143)	(10,209)

	December 31, 2003

Description	CBB	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
. Common shares/quotas	19,881,631	0.3	1,375	10,000
. Preferred shares	35,206,009

Total shares/quotas	55,087,640	0.3	1,375	10,000

Percentage of direct holding
. In relation to preferred shares	100
. In relation to common shares/quotas	99.9	99.7	50	0.009
. In relation to total shares/quotas	99.9	99.7	50	0.009

Information on the financial statements of direct subsidiaries

Adjusted shareholder’s equity	5,222,245	224,752	1,237	1,315,152

Adjusted net income (loss)	2,046,687	176,291	(3,848)	(67,111)

Due to inter-company results, unrealized profits and fiscal incentives, the equity in the results of certain subsidiaries, as shown in note 5(a) may not correspond to the holding percentage applied to the subsidiary’s result in the quarter, listed in this note.

(d) Main indirect holdings in subsidiaries

	Total percentage of indirect holding

Company name	03.31.04	12.31.03

Brazil
Eagle	100	100
IBA-Sudeste	99.3	99.3

Abroad
Jalua Spain S.A.	100	100
Lambic S.A.	87.3	87.3
Monthiers (i)	100	100
Aspen	100	100
(i) Wholly-owned subsidiary of Jalua Spain S.A.

6 Property, plant and equipment

(a) Break-down of property, plant and equipment

	Consolidated

	03.31.04			12.31.03

	Cost	Accumulated depreciation	Residual value	Residual value	Annual depreciation rates - %

Land	226,968		226,968	244,560
Buildings and constructions	2,106,867	(813,845)	1,293,022	1,187,306	4
Machinery and equipment	5,704,785	(4,400,435)	1,304,350	1,350,144	10 to 20
Offsite equipment	1,057,199	(453,131)	604,068	606,816	10 to 20
Other assets and intangibles	1,001,773	(400,103)	601,670	623,779	4 to 20
Constructions in progress	151,087		151,086	153,700

	10,248,679	(6,067,514)	4,181,164	4,166,305

As of March 31, 2004, the subsidiaries held for sale properties, with a book value of R$ 141,701 (December 31, 2003 – R$ 144,079), which are classified under long-term receivables, net of a provision for expected losses on realization, in the amount of R$ 88,721 (December 31, 2003 – R$ 89,146).

During the quarter, a provision for potential losses in the sale of property, machinery and equipment was not constituted (March 31, 2003 - R$ 12,100), loss which was accounted for in the Company's consolidated financial statements in the Non-operating expenses group.

(b) Assets with restrictions

Due to bank loans and leases taken by the Company and its subsidiaries, as of March 31, 2004 there is property, machinery and equipment whose availability is restricted, in the residual amount of R$ 995,208 (December 31, 2003 - R$ 909,317). Such restriction has no impact on the use of such assets and on the Company's operations.

7 Deferred Assets

	Consolidated

	03.31.04	12.31.03

Cost
Pre-operating	197,878	190,643
Implementation and expansion expenses	56,188	55,697
Future profitability	146,323	146,323
Other	83,466	71,435

	483,855	464,098

Accumulated amortization	(228,325)	(204,771)

	255,530	259,327

8 Loans and Financing

			Consolidated

			Current		Long-term

Type/purpose	Financial charges (p.a.)	Final maturity	03.31.04	12.31.03	03.31.04	12.31.03

Local currency
ICMS sales tax incentives	5.21%	June 2013	28,091	34,603	352,659	340,507
Capital expenditures	2.40% above the TJLP	December 2008	202,434	227,150	269,073	298,587
Other	2.62% above the TJLP	June 2007	24,902	167	374	412

			255,427	261,920	622,106	639,506

Foreign currency
Syndicated loan	2.5% above quarterly LIBOR (i)	August 2004	1,098,117	1,062,959
Bonds	10.55%	September 2013	65,660	53,656	2,908,600	2,889,200
Raw material import financing	4.52%	May 2005	216,854	183,650	34,306	22,103
Capital expenditures	8.94%	January 2009	103,951	303,502	401,728	418,437
Other (ii)	9.43%	October 2008	489,145	110,372	40,513	35,089

			1,973,727	1,714,139	3,385,147	3,364,829

			2,229,154	1,976,059	4,007,253	4,004,335

(i)	Fixed interest rate of 5,95% per annum through a LIBOR swap operation (note 8 (d)).
(ii)	This includes financings (including interest) linked to local currency in Argentina, Ecuador, Peru, Uruguay, Venezuela and the Dominican Republic.

Abbreviations used:

. TJLP - Long Term Interest Rate
. LIBOR - London Interbank Offered Rate.
. ICMS - Value-added Tax on Sales and Services

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes on the international market are guaranteed by collaterals of AmBev and its subsidiaries, which as of March 31, 2004 totaled R$ 120,611.

(b) Due dates

As of March 31, 2004, long-term financings fall due as follows:

2005	181,400
2006	378,241
2007	159,326
2008	180,407
2009	23,371
2010	54,057
2011	1,508,629
2012	67,521
2013 and on	1,454,301

4,007,253

(c) ICMS sales tax incentives

Description	03.31.04	12.31.03

Short and long term balances
Financings	380,749	375,110
Deferrals of taxes on sales	377,863	393,604

	758,612	768,714

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the financial agent associated to the Government, usually over five years as from the original due date.

The amount of R$ 377,863 (December 31, 2003 - R$ 393,604) of Sales tax deferrals includes a current portion of R$ 162,648 (December 31, 2003 - R$ 161,816) classified under Other taxes and contributions payable.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to twelve years, as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

The syndicated loan in Yens is guaranteed by cosignatures of AmBev and subsidiaries. As of March 31, 2004, by means of a LIBOR swap, this loan is indexed to fixed interest of 5.95% per annum.

(e) Notes issued on the international market

CBB issued in September 2003 US$ 500 million in foreign securities (Bond 2013), with a guarantee from AmBev. These Notes incur 8.75% interest p.a., and will be amortized semi-annually as from March 2004, with final maturity in September 2013. There is a contractual provision for a 0.5% p.a. increase, if such Notes are not filed with the U.S. Securities and Exchange Commission - SEC by September 18, 2004.

CBB issued in December 2001 US$ 500 million in foreign securities (Bond 2011), with a guarantee from AmBev. These Notes incur 10.7% interest p.a., amortized semi-annually as from July 2002, with final maturity in December 2011. The Company filed Bond 2011 with the SEC on October 4, 2002.

(f) Contractual clauses

As of March 31, 2004, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with obtaining the loans, except for what is mentioned in the following paragraph.

During the year 2003, certain subsidiaries of Quinsa in Argentina concluded a debt renegotiation process, covering also financings payment terms. On March 31, 2004, the portion of debt in the amount of US$ 4.3 million was recorded under current liabilities, because certain liquidity ratio covenants have not been fulfilled.

9 Other Liabilities

	Parent Company		Consolidated

	03.31.04	12.31.03	03.31.04	12.31.03

Current liabilities

Profit sharing - employees and management			29,023	11,537
Other accounts payable	4	3	144,201	113,113
Provision for clearing of area			87,678	82,985
Accounts payable - acquisition of Embodom			59,038
Advances from client			3,370	31,045
Net deferred income from swap and forward operations			2,854	2,979

	4	3	326,164	241,659

Long-term liabilities

Advance for future capital increase - AFAC	9,030		9,030
Provision for medical assistance benefits and others			74,294	72,893
Deferred income tax and social contribution			23,059	26,161
Other accounts payable			36,195	33,360
Suppliers			624	660

	9,030		143,202	133,074

10 Liabilities Related to Fiscal Claims
and Provisions for Contingencies

	Consolidated

	03.31.04	12.31.03

Social Integration Program (PIS) and Social Contribution on Revenue (COFINS)	355,973	339,152
Value-added Tax on Sales and Services (ICMS) and Excise Tax (IPI)	540,259	532,135
Income Tax and Social Contribution	44,398	50,186
Labor claims	204,671	211,080
Lawsuits involving distributors and resellers	34,193	28,592
Other	90,746	71,730

	1,270,240	1,232,875

As of March 31, 2004, the Company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 1,221,043 (December 31, 2003 – R$ 1,266,600).

Principal liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

(i) PIS – The Company obtained an injunction in the first quarter of 1999, which was confirmed by a lower court judgment, granting the right to pay PIS (up to December 31, 2002) on billings, without paying such contribution on other revenues. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay such contribution on other revenues.

(ii) COFINS – The 3rd Region Local Federal Court confirmed a legal decision in favor of the Company, which allows it to pay COFINS on billings, releasing it from paying such contribution on other income. Following the enactment of Law No. 10,833/03 of December 29, 2003, effective February 1, 2004 the Company began to pay such contribution.

(b) ICMS and IPI Tax

This provision relates mainly to challenges of zero-rated presumed IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

Zero-rated IPI credits, which have not been used by the Company yet, totaling R$ 228,056 as of March 31, 2004, were recorded under Other taxes and charges recoverable, in long-term assets.

(c) Income Tax and Social Contribution on Net Profits (CSLL)

This provision relates substantially to the recognition of the deductibility of interest on own capital in the calculation of CSLL for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. As of March 31, 2004, deposits relating to labor claims made by the Company and its subsidiaries, restated based on official indices, amounted to R$ 117,811 (December 31, 2003 - R$ 111,601).

(e) Distributors’ claims

This provision relates mainly to contractual rescissions between the Company’s subsidiaries and certain distributors, due to the restructuring process carried out in the distribution network, and in some cases, because of non-compliance with the Company’s directives.

(f) Other provisions

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

11 Social Programs

(a) AmBev Private Pension Plan Institute (Instituto AmBev)

CBB and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and by the sponsor, and managed by Instituto AmBev. The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended March 31, 2004, the Company and its subsidiaries made contributions of R$ 1,057 (March 31, 2003 – R$1,101) to Instituto AmBev.

The surplus of assets of Instituto AmBev, generated by the defined benefit plan, is recognized by the Company in its consolidated financial statements in the amount of R$ 22,030 (December 31, 2003 - R$ 22,030), under Surplus assets - Instituto AmBev, amount which was estimated as the maximum limit of its future use, also taking into account the legal restrictions that prevent the return of a possible remaining actuarial surplus, not used in the payment of private security benefits, in case of closing of Instituto AmBev.

(b) Medical assistance and other
post-employment benefits provided directly by CBB

CBB directly provides medical assistance, reimbursement of medicine expenses and other benefits to certain retired pensioners. Currently the Company does not grant such benefits. As of March 31, 2004, the balance of R$ 74,294 (December 31, 2003 - R$ 72,893) was recorded in the Company’s financial statements under Provision for employee benefits.

(c) Fundação Antônio e Helena Zerrener Instituição
Nacional de Beneficência (the Zerrener Foundation)

The Zerrenner Foundation’s chief objectives are to provide the sponsoring companies’ employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities relating to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The surplus assets were not recorded by the Company in its financial statements, due to the possibility of using them for other purposes, not exclusively related to the payment of benefits.

12 Shareholders’ Equity

(a) Changes in shareholders’ equity of the parent company

	Subscribed and paid-in capital	Capital reserve	Legal reserve	Reserve for future capital increase	Statutory reserve for investments	Treasury Stock	Retained earnings	Total

At December 31, 2003	3,124,059	16,592	208,831	25,875	1,271,399	(233,549)		4,413,207

Share buyback						(161,221)		(161,221)
Share buyback option premium		2,581						2,581
Prepayment of mandatory minimum dividends as interest on own capital							(105,104)	(105,104)
Prescribed interest on own capital							790	790
Income for the period							305,010	305,010

At March 31, 2004	3,124,059	19,173	208,831	25,875	1,271,399	(394,770)	200,696	4,455,263

(b) Subscribed and paid-in capital

The Company's capital stock at March 31, 2004 amounts to R$ 3,124,059, represented by 38,537,333 thousand nominative and no-par value shares, comprised of 15,735,878 thousand common shares and 22,801,455 thousand preferred shares.

(c) Appropriation of net income for the year and transfers to statutory reserves

The Company’s By-Laws provide for the following appropriation of net income for the year, after statutory deductions:

(i) 27.5% as mandatory dividend to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) An amount not lower than 5% and not higher than 68.875% of net income to be transferred to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including subscriptions to capital increases or the creation of new businesses. This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a Shareholders’ Meeting must be called to determine whether the balance should be distributed to the shareholders or used in a capital increase.

(iii) Employee profit sharing of up to 10% of net income for the period, based on predetermined criteria. Directors are allotted a participation of up to 5% of net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to the achievement of collective and individual targets, which are established in advance by the Board of Directors in the beginning of the fiscal year.

On February 27, 2004, the Company’s Board of Directors approved the distribution of supplemental dividends for 2003, in the total amount of R$ 54,523 (without withholding tax, as prescribed by current laws). In addition, the Company’s Board of Directors approved the distribution of interest on own capital, in the amount of R$ 225,451 (subject to 15% withholding tax), based on the results for the period ended December 31, 2003. The payments started on March 25, 2004, based on the stockholding position as of March 15, 2004.

(d) Interest on own capital

Companies legally have the option to pay interest attributable to shareholders’ equity (calculated based on the TJLP) instead of dividends – thus benefiting from the tax deductibility. Although such interest is recorded in the results for tax purposes, it is reclassified to shareholders’ equity and stated similarly to dividends.

Interest on own equity, as well as dividends, which are not claimed within 3 years from the start of payment, do prescribe and are reverted in favor of the Company (Law 6,404/76, article 287, section II, item a). The amount of R$ 790 was reverted to Retained earnings during the first quarter 2004.

(e) Reconciliation between the Company's shareholders' equity and consolidated shareholders' equity as of March 31, 2004

Parent company’s shareholders’ equity	4,455,263

Treasury stock acquired by the subsidiary CBB	(104,990)

Total consolidated shareholders' equity	4,350,273

(f) Treasury stock

Changes in the Company’s treasury stock during the quarter ended March 31, 2004 were as follows:

	Number of shares (in thousands)
				Thousand
Description	Preferred	Common	Total	of Reais

Balance on December 31, 2003	368,259	43,815	412,074	233,549
Acquisitions	380,474		380,474	161,221

Balance on March 31, 2004	748,733	43,815	792,548	394,770

CBB also holds 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company, in the amount of R$ 104,990. Therefore, on March 31, 2004, the balance of treasury stock totaled R$ 499,760 in the Company’s consolidated financial statements.

(g) Premium in the placement of share buyback options

The Company issued in March 2004 options for the buyback of 50 preferred own share lots. The net premium received in the placement of such shares was R$ 2,581, recognized as capital reserve in shareholders’ equity. The average option exercise price was set at R$ 628 per thousand shares, payable on June 21, 2004.

13 Stock Ownership Plan - The Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of shareholders and employees. As defined in the By-Laws, the Plan is managed by a committee including non-executive members of the Company. This committee periodically creates stock ownership programs for common and preferred shares, defining the terms and categories of employees to be benefited, and the price at which the shares will be purchased. This price cannot be lower than 90% of the average stock price traded on the Brazilian Stock Exchange BOVESPA during the three business days prior to granting such rights, indexed to inflation up to the date of actual exercise. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date (1.0% and 0.03% in 2003 and 2002, respectively).

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. Stock granted have no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to buy them back at a price equal to:

(i) the price paid by the employee, adjusted for inflation, if the shares are sold and if the employee sells the shares during the first thirty months after the purchase;

(ii) the price paid by the employee, adjusted for inflation, for 50% of the lot, and at the market price for the remainder, if the employee sells the shares after the first thirty months, but before sixty months after the purchase;

(iii) the market price, if the sale takes place sixty months after the purchase.

Employees who do not apply at least 70% of their annual bonuses – net of income tax and other charges – to subscribe shares under the stock ownership plan will forfeit their rights to the underlying shares in the same proportion of the bonuses not applied, unless the equivalent amount had been previously subscribed in cash by the employee.

The beneficiaries of stock purchase rights are no longer entitled to finance the purchase of shares effective 2003. As of March 31, 2004, the outstanding balance of loans relating to the plans granted prior to that date totals R$ 226,573 (December 31, 2003 - R$ 234,677). The loans are collateralized by the shares issued upon the purchase.

The summarized changes in stock purchase rights in the quarter ended March 31, 2004 is as follows:

	Stock purchase rights - in thousands

	03.31.04	12.31.03

Balance of shares available for purchase
At the beginning of the quarter	733,689	640,800

Changes for the period
Exercised		(259,007)
Cancelled	(15,846)	(34,104)
Granted		386,000

Balance of shares available for purchase at the end of the quarter	717,843	733,689

14 Treasury

(a) General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum and sugar.

Financial assets are purchased to hedge against financial liabilities, which does not prevent the Company from redeeming them at any time, even though its real intent is to carry such assets to maturity on their respective due dates.

(b) Derivative instruments

The composition of outstanding mark-to-market derivatives exposure as of March 31, 2004 and December 31, 2003 is as follows:

Description	03.31.04	12.31.03

Currency hedge
US$/R$	3,675,559	3,490,814
Yen/US$	932,423	909,700
Peso/US$	155,449	152,430

Interest rate hedge
Floating LIBOR vs. fixed LIBOR	950,904	944,562
IDC vs. Fixed	(168,034)	(201,831)

Commodities hedge
Aluminum	27,123
Sugar	31,451	22,310

	5,604,875	5,317,985

(c) Currency and interest rate hedges

As of March 31, 2004, unrealized gains on variable earnings in derivative operations were limited to the lower value between the instruments yield curve or their relative market value, in accordance with the Brazilian Corporation Law.

Had the Company recorded its derivative instruments at market value, it would have recorded, for the period ended March 31, 2004, an additional gain of R$ 178,019 (December 31, 2003 – R$205,969), as shown in the chart below:

Financial instruments	Book value	Market value	Unrealized variable

Public bonds	983,476	1,014,497	31,021
Swaps/forwards	(67,243)	79,755	146,998

	916,233	1,094,252	178,019

(d) Financial liabilities

The Company’s financial liabilities, represented mainly by the Bonds, Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices of each period.

Had the Company been able to use the method of recognizing its financial liabilities at market values, it would have determined an additional loss, before income tax and CSLL, of approximately R$ 229,171 on March 31, 2004, as shown in the chart below:

			Unrealized gains
Financial liabilities	Book value	Market value	(losses)

Bonds	2,974,261	3,372,480	(398,219)
Syndicated loan	1,098,117	929,903	168,214
Import financing	117,076	116,242	834

	4,189,454	4,418,625	(229,171)

The criteria used to calculate the market value of the financial liabilities are as follows:

  Bonds: secondary market value of the Notes based on the closing quotation as of March 31, 2004 (approximately 119.22% of face value for Bond 2011 and 109.25% for Bond 2013).

  Syndicated Loan: estimated value based on the secondary market for securities with a similar risk (on average, 3.35% p.a.);

  Import financing: estimated value for closing new transactions with financial institutions as of March 31, 2004 for outstanding instruments with similar maturity terms (on average, 1.91% p.a.).

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

(e) Financial income and expenses

		Consolidated

	03.31.04	03.31.03

Financial income
Net gains on derivative instruments	2,903	298,018
Foreign exchange gains on financial investments	10,696	5,786
Financial income on cash equivalents	71,404	62,743
Financial charges on taxes, contributions and deposits in court	10,196	20,094
Other	17,649	44,524

	112,848	431,165

Financial expenses
Exchange rate gains (losses) on financings	(64,901)	171,333
Net losses on derivative instruments	(59,735)	(22,783)
Financial charges on foreign currency loans payable	(114,442)	(84,837)
Financial charges on loans in Reais	(28,463)	(34,444)
Taxes on financial transactions	(25,826)	(20,999)
Financial charges on contingencies and others	(15,376)	(27,709)
Other	(19,918)	(30,546)

	(328,661)	(49,985)

(f) Concentration of credit risk

A substantial part of the Company’s sales are to distributors, supermarkets and retailers, over a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures that monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions to prevent any credit risk concentration.

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

15 Income Tax and Social Contribution on Net Income - CSLL

(a) Reconciliation of consolidated Income Tax
and CSLL expense with nominal rates

		Quarter ended

	03.31.04	03.31.03

Consolidated net income, before income tax and CSLL	420,461	780,398

Profit sharing and contributions	(30,147)	(11,031)

Consolidated net income, before Income Tax, CSLL and minority interest	390,314	769,367

Benefit (expense) of Income Tax and CSLL at nominal rates	(132,707)	(261,585)

Adjustments to determine the actual rate
Interest on own capital	35,735	36,987
Interest ownership gains (losses) arising from corporate restructuring	12,809	(5,582)
Income from foreign subsidiaries excluded from taxation	34,158	(41,670)
Equity gains in subsidiaries		13,388
Permanent additions, exclusions and other	(28,945)	6,085

Income Tax and CSLL expense	(78,950)	(252,377)

(b) Composition of benefit (expense) of Income Tax and CSLL

	Parent Company		Consolidated

	03.31.04	03.31.03	03.31.04	03.31.03

Current			(82,838)	(207,058)
Deferred	168	30,895	3,888	(45,319)

Total	168	30,895	(78,950)	(252,377)

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

(c) Composition of deferred taxes

	Parent Company		Consolidated

	03.31.04	12.31.03	03.31.04	02.31.03

Long term receivables
Tax loss carryforwards	194,207	111,739	1,203,389	1,163,467
Temporary differences
Non-deductible provisions	49,969	49,633	421,965	410,002
Other	(5,037)	77,600	209,938	258,355

	239,139	238,972	1,835,292	1,831,824

Long-term liabilities
Temporary differences
Accelerated depreciation			17,861	17,861
Other			5,198	8,300

			23,059	26,161

Based on projections of future taxable income of the Parent Company and its domestic and foreign subsidiaries, the estimated recovery of consolidated deferred Income Tax and CSLL on tax losses is as follows:

Nominal
amounts
(millions of
reais)

2004	273
2005	223
2006	264
2007	308
2008	135

1,203

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

The asset recorded is limited to the amounts for which an offset is considered probable as supported by taxable income projections, discounted to present values, to be realized by the Company over the next ten years, also considering that tax loss carryforwards is limited to 30% of pre-tax income for the year, under Brazilian tax laws.

Deferred income tax recorded under assets as of March 31, 2004 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of March 31, 2004 will be realized by the fiscal year 2008. However, it is not possible to accurately estimate when such temporary differences will be realized, because the major part of them depends on legal decisions, over which the Company has no control nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various on the performance of the Brazilian and the global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from actual data and amounts.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and the determination of income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

16 Commitments With Suppliers

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum and natural gas.

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

17 Operating Income (Expenses), Net

	Parent Company		Consolidated

	03.31.04	03.31.03	03.31.04	03.31.03

Operating income
Equity in results and gains in subsidiaries			37,673	39,377
Exchange gains or losses on investments abroad			23,691
Other operating income		8	2,200	12,181
Recovery of taxes and contributions			7,169	8,776

		8	70,733	60,334

Operating expenses
Exchange gains or losses on investments abroad				(25,893)
Amortization of goodwill	(21,185)	(21,184)	(64,302)	(71,304)
Other taxes			(9,090)	(6,230)
Other operating expenses	(1,545)		(1,538)	(12,180)

	(22,730)	(21,184)	(74,930)	(115,607)

Operating income (expenses), net	(22,730)	(21,176)	(4,197)	(55,273)

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

18 Non-operating Income (Expenses), Net

	Parent Company		Consolidated

	03.31.04	03.31.03	03.31.04	03.31.03

Non-operating income
Disposal of property, plant and equipment			17,158	8,852
Other non-operating income			12,434	3,171

			29,592	12,023

Non-operating expenses
Provision for loss on permanent assets				(12,100)
Loss of interest ownership in investees		(215,444)	(13,933)	(4,775)
Cost of divestitures			(29,666)	(11,106)
Other non-operating expenses			(2,282)	(462)

		(215,444)	(45,881)	(28,443)

Non-operating income (expenses), net		(215,444)	(16,289)	(16,420)

19 Insurance

As of March 31, 2004, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks at replacement value. Insurance coverage is higher than the book values.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
1	Total assets	14,201,654	14,830,119
1.01	Current assets	4,728,177	5,500,473
1.01.01	Available funds	1,347,499	1,196,103
1.01.01.01	Cash and cash equivalents	1,347,499	1,196,103
1.01.02	Credits	2,117,076	3,093,826
1.01.02.01	Marketable securities	1,162,920	1,338,062
1.01.02.02	Unrealized gains on derivatives	107,059	258,721
1.01.02.03	Trade accounts receivable	440,691	725,716
1.01.02.04	Taxes recoverable	406,406	771,327
1.01.03	Inventories	966,169	954,611
1.01.04	Other	297,433	255,933
1.01.04.01	Other assets	297,433	255,933
1.02	Long term receivables	3,195,909	3,192,640
1.02.01	Sundry credits	2,437,037	2,432,434
1.02.01.01	Deposits in court, compulsory deposits and tax incentives	375,172	365,933
1.02.01.02	Advances to employees for purchase of shares	226,573	234,677
1.02.01.03	Deferred income tax and social contribution	1,835,292	1,831,824
1.02.02	Receivables from related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	758,872	760,206
1.02.03.01	Property, plant and equipment held for sale	141,701	144,079
1.02.03.02	Other assets	617,171	616,127
1.03	Permanent assets	6,277,568	6,137,006
1.03.01	Investments	1,840,874	1,711,374
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	1,813,387	1,687,297
1.03.01.02.01	Subsidiaries - Goodwill/Negative goodwill (net)	1,813,387	1,687,297
1.03.01.03	Other investments	27,487	24,077
1.03.02	Property, plant and equipment	4,181,164	4,166,305
1.03.03	Deferred charges	255,530	259,327

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
2	Total liabilities and shareholders' equity	14,201,654	14,830,119
2.01	Current liabilities	3,976,551	4,719,996
2.01.01	Loans and financing	2,229,154	1,976,059
2.01.02	Debentures	0	0
2.01.03	Suppliers	518,986	800,483
2.01.04	Taxes, charges and contributions	656,686	1,301,346
2.01.04.01	Income tax and social contribution	93,317	543,091
2.01.04.02	Other	563,369	758,255
2.01.05	Dividends payable	119,806	293,851
2.01.05.01	Dividends payable	14,710	68,244
2.01.05.02	Provisions for interest on own capital	105,096	225,607
2.01.06	Provisions	0	0
2.01.07	Payable to related parties	815	799
2.01.08	Other	451,104	347,458
2.01.08.01	Payroll, profit sharing and related charges	110,616	94,108
2.01.08.02	Losses on unrealized derivatives	14,323	11,691
2.01.08.03	Other liabilities	326,165	241,659
2.02	Long-term liabilities	5,635,910	5,605,472
2.02.01	Loans and financing	4,007,253	4,004,335
2.02.02	Debentures	0	0
2.02.03	Provisions	1,270,240	1,232,875
2.02.03.01	For contingencies	1,270,240	1,232,875
2.02.04	Payable to related parties	0	0
2.02.05	Other	358,417	368,262
2.02.05.01	Deferred taxes on sales	215,215	235,188
2.02.05.02	Other liabilities	143,202	133,074
2.03	Deferred income	0	0
2.04	Minority interest	238,920	196,434
2.05	Shareholders' equity	4,350,273	4,308,217
2.05.01	Paid-in capital	3,124,059	3,124,059
2.05.02	Capital reserves	19,173	16,592
2.05.02.01	Advances for future capital increase	0	0
2.05.02.02	Share purchase option premium	7,448	4,867
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	1,006,345	1,167,566
2.05.04.01	Legal	208,831	208,831
2.05.04.02	Statutory	1,271,399	1,271,399
2.05.04.02.01	For investments	1,271,399	1,271,399
2.05.04.03	For Contingencies	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 03/31/2004	4 - 12/31/2003
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	25,875	25,875
2.05.04.05.01	Future capital increase	25,875	25,875
2.05.04.06	Special reserve for undistributed dividends
2.05.04.07	Other revenue reserves	(499,760)	(338,539)
2.05.04.07.01	Treasury stock	(499,760)	(338,539)
2.05.05	Retained earnings	200,696	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2004 to 03/31/2004	4 - 01/01/2004 to 03/31/2004	5 - 01/01/2003 to 03/31/2003	6 - 01/01/2003 to 03/31/2003
3.01	Gross sales and/or services	4,748,114	4,748,114	3,883,526	3,883,526
3.02	Deductions	(2,377,621)	(2,377,621)	(1,898,333)	(1,898,333)
3.03	Net sales and/or services	2,370,493	2,370,493	1,985,193	1,985,193
3.04	Cost of sales and/or services	(997,197)	(997,197)	(982,946)	(982,946)
3.05	Gross profit	1,373,296	1,373,296	1,002,247	1,002,247
3.06	Operating expenses/income	(936,546)	(936,546)	(205,429)	(205,429)
3.06.01	Selling	(449,955)	(449,955)	(309,801)	(309,801)
3.06.01.01	Marketing	(259,311)	(259,311)	(166,811)	(166,811)
3.06.01.02	Direct distribution	(190,644)	(190,644)	(142,990)	(142,990)
3.06.02	General and administrative	(265,680)	(265,680)	(219,711)	(219,711)
3.06.02.01	Administrative	(110,910)	(110,910)	(96,658)	(96,658)
3.06.02.02	Management fees	(6,609)	(6,609)	(2,340)	(2,340)
3.06.02.03	Depreciation, amortization and depletion	(118,708)	(118,708)	(94,708)	(94,708)
3.06.02.04	Provisions for contingencies	(29,453)	(29,453)	(26,005)	(26,005)
3.06.03	Financial	(215,813)	(215,813)	381,180	381,180
3.06.03.01	Financial income	112,848	112,848	431,165	431,165
3.06.03.02	Financial expenses	(328,661)	(328,661)	(49,985)	(49,985)
3.06.04	Other operating income	70,733	70,733	60,334	60,334
3.06.05	Other operating expenses	(74,930)	(74,930)	(115,607)	(115,607)
3.06.06	Equity in the result of subsidiaries	(901)	(901)	(1,824)	(1,824)
3.07	Operating profit	436,750	436,750	796,818	796,818
3.08	Non-operating results	(16,289)	(16,289)	(16,420)	(16,420)
3.08.01	Income	29,592	29,592	12,023	12,023
3.08.02	Expenses	(45,881)	(45,881)	(28,443)	(28,443)
3.09	Income before taxes/profit sharing	420,461	420,461	780,398	780,398
3.10	Income tax and social contribution	(82,838)	(82,838)	(207,058)	(207,058)
3.11	Deferred income tax	3,888	3,888	(45,319)	(45,319)

07.01 - CONSOLIDATED INCOME STATEMENT (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2004 to 03/31/2004	4 - 01/01/2004 to 03/31/2004	5 - 01/01/2003 to 03/31/2003	6 - 01/01/2003 to 03/31/2003
3.12	Statutory profit sharing/contributions	(30,147)	(30,147)	(11,031)	(11,031)
3.12.01	Profit sharing	(30,147)	(30,147)	(11,031)	(11,031)
3.12.01.01	Employees	(24,707)	(24,707)	(11,801)	(11,801)
3.12.01.02	Management	(5,440)	(5,440)	770	770
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(6,354)	(6,354)	(8,028)	(8,028)
3.15	Net income for the period	305,010	305,010	508,962	508,962
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)	37,532,160	37,532,160	38,116,909	38,116,909
	EARNINGS PER SHARE	0.00813	0.00813	0.01335	0.01335
	LOSS PER SHARE

08.01 - DISCUSION AND ANALYSIS OF THE CONSOLIDATED RESULTS

São Paulo, May 12, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fifth largest brewer and Brazil's leading beverage company, today announced its results for the first quarter (1Q04). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev's Brazilian operations are comprised of the Brazilian beer segment, the Brazilian soft drinks and non-alcoholic non-carbonated (Nanc) segment and the other products segment. AmBev's consolidated operations are comprised of AmBev's Brazilian operations and its international operations, which include AmBev's 50.34% average economic stake in Quinsa in the quarter and other international operations (Venezuela, Guatemala, Peru, Ecuador and Dominican Republic). Comparisons, unless otherwise stated, refer to the first quarter 2003 (1Q03).

OPERATING AND FINANCIAL HIGHLIGHTS

AmBev's consolidated EBITDA reached R$893.6 million, a 32% increase compared to the year-ago quarter. Adjusting 1Q03 EBITDA to reflect the same economic stake in Quinsa we currently own, it would have resulted in a 26.6% growth.

Our strategy to recover market share without compromising profitability continued to present strong results. Our market share reached 65% in March, 180 bps up from December last year.

Brazilian CSD segment performance continued to reflect the benefits of our “right fews” strategy: volumes up 6.3% yoy; net sales up 10.6% yoy; and EBITDA over 124% higher, reaching a 25.5% margin in the 1Q04.

International operations accounted for 17.4% of consolidated EBITDA. Quinsa continued to deliver very positive results and our Guatemalan operation is proving to be a remarkable case of a greenfield project.

Table 1 -- Financial Highlights R$ million	1Q04	1Q03	% Change
AmBev – Brazilian Operations
Net Sales	1,908.4	1,776.6	7.4%
Gross Profit	1,118.8	902.8	23.9%
EBIT	571.2	484.9	17.8%
EBITDA	738.2	637.2	15.9%

AmBev – Consolidated
Net Sales	2,370.5	1,985.2	19.4%
Gross Profit	1,373.3	1,002.2	37.0%
EBIT	687.1	498.7	37.8%
EBITDA	893.6	677.1	32.0%
Net Income	305.0	509.0	-40.1%
EPADR (R$/ADR)	0.81	1.34	-39.1%
EPADR (US$/ADR)	0.28	0.38	-26.6%

Values may not add due to rounding. Average exchange rate used for 1Q04 is R$2.89=US$1.00 and R$3.49=US$1.00 for 1Q03. Total number of shares as of March 31, 2004 = 38,537,333,762. Shares in treasury on the same date amounted to 1,005,172,253 including shares held by CBB in treasury. Per share calculation is based on number of existing shares excluding shares in treasury.

Comments from Carlos Brito, AmBev's CEO:

After the challenges we experienced in the fourth quarter 2003, with market share losses in our Brazilian beer core business and consequently poor bottom line results, we are pleased to announce the first quarter 2004 results. Our EBITDA reached R$893.6 million, representing a 32% growth year on year and our market share increased from 63.2% in December to 65.0% in March, an increase of 180 basis points.

We feel confident we are on track to a sustainable and profitable market share recovery that will lead us back to our 67 to 70% market share range.

Our people are very energized with the challenges we have for this year and are very committed to deliver them. The drive and morale of our team are both very high, despite the absence of bonuses in 2003.

Going forward, we recognize we still have some great challenges ahead of us for 2004, but we are sure that our team has got what it takes to get there.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

Sales Volume	-6.2%
Net Revenues	+8.2%
EBITDA	+10.6%
EBITDA/hl	+17.8%
EBITDA margin	41.9%
Market Share*	65.0%
* As of March 2004

EBITDA per hectoliter in the Brazilian Beer segment reached R$48.6 in the first quarter 2004, representing a 17.8% growth yoy. Despite the lower beer volume sold and the higher SG&A/hl in the quarter, higher net revenues per hectoliter as well as a slightly better cost, assured an EBITDA margin of 41.9% in the quarter, 90 basis points higher compared to the first quarter 2003.

Net sales reached R$1,533.6 million in the quarter, up 8.2% compared to the 1Q03. Net sales was positively impacted by a 15.3% increase in net sales per hectoliter. This increase is the result of the June/July 2003 price adjustment combined with higher volumes sold through our own direct distribution network (37.9% in this quarter versus 27.8% in 1Q03) and the higher presence of ours super-premium brands in the beer portfolio (6.8% of total beer volume sold in the quarter versus 6.1% in 1Q03).

As we have previously anticipated in our last conference call, our net sales per hectoliter on a sequential basis decreased 3.4%, reaching R$116.2. This reduction was due to the lower presence of non-returnable presentations in our packaging mix, which although having a higher net revenue per hectoliter also have a lower profitability, combined with the realignment of the reference price for the ICMS taxation in some of Brazil's most important states, and the one-time effect of the overlapping in the PIS/COFINS taxation in the months of February and March in the supermarket channel.

Going forward we expect that the normalization of the PIS/COFINS taxation, especially in the supermarket channel, as well as our continuous effort to expand the percentage of total volume sold directly and our other revenue management tools should result in a recovery of our net revenues per hectoliter in the coming quarters.

The combination of a lower average market share in the quarter with a 2.8% contraction in the Brazilian beer market during the period, according to ACNielsen estimates, negatively impacted our total beer volume sold causing a 6.2% decrease compared to the year-ago quarter.

The cost of goods sold per hectoliter, excluding depreciation, (cash COGS/hl) decreased 2.9% yoy to R$38.5. This decrease is principally a result of lower raw material costs which can be fully explained by the lower implicit foreign exchange rate prevailing in the quarter (R$2.89/US$ in this quarter compared with R$3.49/US$ in the year-ago quarter), as well as lower cost of adjuncts. On the packaging front, higher aluminum prices more than offset the lower implicit foreign exchange rate and better efficiency in our bottling lines.

It is also worth mentioning that we were not able to fully benefit from the appreciation of the Real in this quarter compared to the first quarter 2003, due to the carry-over effect in our inventories. As we widely discussed during the 1Q03 conference call, although the average foreign exchange rate in that quarter was approximately R$3.49/US$, beer cash COGS was positively impacted by the carry-over effect in some raw materials, mainly in our malt inventories which take roughly two months to turn. Conversely, beer cash COGS in this quarter was negatively impacted as a result of the carry-over effect in our malt inventories, which reflected the much higher implicit foreign exchange rate, including the hedge effect, prevailing last quarter. (R$3.26/US$ last quarter versus R$2.89/US$)

On a sequential basis, cash COGS per hectoliter decreased 5.7% as a result of lower raw material and packaging costs. On the raw materials front, the decrease was due to lower implicit foreign exchange rate combined with lower malt prices and lower corn syrup consumption. On the packaging front, lower implicit FX rate and the seasonal shift in the packaging mix through returnable packages (71.2% of total volume sold in the quarter versus 68.5% in the previous quarter) were partially offset by higher aluminum prices.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$459.5 million in the quarter, 34.5% above the R$341.5 million reported in the first quarter 2003. Selling and marketing expenses totaled R$159.9 million in the quarter versus R$100.4 million last year. As we have widely anticipated, due to the more competitive environment prevailing since the fourth quarter last year, selling and marketing expenses have increased. During this quarter, our initiatives, both on the trade and media front, continued to pay-off as evidenced by our market share recovery.

Direct distribution expenses increased 33.9% in the first quarter reflecting the higher direct sales volumes. Beer direct distribution expenses per hectoliter reached R$27.5 in the quarter, up 4.9% compared to the year-ago quarter. This increase was due to both the increase in the proportion of bars, restaurants and small retailers in the distribution mix (this effect, however, is positive for the company; despite the higher distribution costs, the on-premise channel offers higher commercialization margins), as well as higher fixed costs associated with the new distribution centers that we incorporated during the period.

General & administrative expenses reached R$85.9 million, an increase of 13.7% compared to the R$75.5 million reported in 1Q03. This increase is due to a provision related to top management's complimentary variable compensation, which will be paid only if the company achieves its operational targets by the end of the year.

EBIT totaled R$510.0 million, 11.5% higher compared to the R$457.2 million reported in the first quarter 2003. EBIT margin was 33.3%, a full percentage point higher compared to the 32.3% reported in the year-ago quarter. EBITDA increased 10.6%, to R$641.9 million with an EBITDA margin of 41.9%. Brazilian beer EBITDA accounted for 71.8% of AmBev's consolidated EBITDA.

Brazilian Soft Drinks (CSD) and Non-Alcoholic Non-Carbonated Beverages (Nanc) Soft Drinks (CSD)

CSD + Nanc 1Q04 Highlights
CSD
Guaraná + Pepsi (vol)	+9.1%
Total CSD volume	+6.3%
Net Sales/hl	+4.1%
Gross Profit	+63.8%
EBITDA	+124.1%
EBITDA/hl	+110.8%
EBITDA margin	25.5%

Nanc
Total Nanc volume	-52.8%
Net Sales/hl	+54.1%
Gross Profit/hl	+59.2%
EBITDA/hl	+73.0%
EBITDA margin	14.6%

Soft Drinks (CSD)

Once again our strategy to focus on the “right fews” proved to be effective. By concentrating our efforts on our higher value-added portfolio (Guaraná Antarctica, Pepsi and Pepsi Twist), as well as focusing on a few, but correct, projects allowed AmBev to deliver an impressive EBITDA margin of 25.5% for its Brazilian Soft Drink Business.

Reflecting our higher average market share in this quarter, total soft drink volumes grew 6.3% in the first quarter this year compared to the year-ago quarter. Our core portfolio, the “higher value-added portfolio”, continued to increase its volume at a higher rate than our total soft drink portfolio; it reached almost 3.8 million hectoliters, up 9.1% compared to the 1Q03, representing roughly 85% of total soft drink volume sold in the quarter.

Net sales increased 10.6% in the quarter, totaling R$313.4 million. This increase is a result of the combination of higher volumes with a 4.1% higher net revenue per hectoliter.

Net revenues per hectoliter were R$70.4 in the first quarter 2004. The positive impact of the better brand mix, higher volumes sold directly (52.0% of total volume sold versus 45.9% in 1Q03) and our revenue management initiatives were partially offset by higher federal and state taxes and a higher percentage of PET bottles in our sales mix. PET bottles accounted for 72.2% of total CSD volume in the quarter, 517 basis points above the prior year period. On a sequential basis, our net sales per hectoliter increased 3.3% primarily as a result of certain price adjustments that were implemented during the quarter.

Cost of goods sold per hectoliter, excluding depreciation, (cash COGS/hl) decreased by 15.5% yoy to R$39.5. This results reflects not only the lower implicit foreign exchange rate prevailing in the quarter (R$2.89/US$ versus R$3.49/US$ in the year-ago quarter), but also lower raw materials cost and a more favorable packaging mix. On the raw material front, apart from the lower implicit FX rate, our cost was positively impacted by lower sugar prices. On the packaging front, apart from the lower implicit FX rate, the shift in the package mix towards PET bottles more than offset the negative impact of higher aluminum and PET resin price. This shift, however, is not beneficial for AmBev, since PET bottles have lower contribution margins.

It is important to mention that on the contrary to the beer business, the soft drink business cost was not affected by the carry-over effect in its raw material and packaging inventories, which take only few days to turn.

On a sequential basis, cash COGS per hectoliter remained relatively stable – R$39.5 compared to R$39.2 in the previous quarter.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$83.5 million in the quarter, 19.1% above the R$70.1 million reported in the year-ago quarter. Higher direct distribution and depreciation expenses were partially offset by a lower G&A expenses.

Selling and marketing expenses remained relatively stable in the quarter compared to the year-ago quarter, totaling R$21.0 million (R$20.4 million in 1Q03).

Direct distribution expenses grew 27.4% yoy, mainly explained by higher direct volumes and higher fixed costs associated with the expansion of our proprietary distribution centers. Carbonated soft drink volumes sold directly totaled 2.3 million hectoliters, up 20.5% from the year-ago quarter. Direct sales accounted for 52.0% of total soft drink volumes sold in the quarter, representing an increase of more than 600 basis points versus the first quarter 2003. On a per hectoliter basis, direct distribution expenses increased 5.7% mainly as a consequence of higher fixed costs.

General & Administrative expenses decreased 37.0% compared to the same period of last year, totaling R$3.3 million in the quarter. This reduction is mainly a consequence of the synergies that we have been capturing from our shared service center in Jaguariuna, and more recently due to the implementation of our regional offices.

EBIT for the segment this quarter was R$47.1 million. This compares with R$9.6 million in the first quarter last year. EBITDA was R$79.9 million compared to R$35.7 million in the same quarter 2003. EBITDA margin reached an impressive 25.5% in the quarter, repeating the excellent previous quarter performance.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

Net sales per hectoliter in the Nanc segment increased over 54% in the quarter, reaching R$158.2. On a sequential basis, net revenues per hectoliter remained precisely stable. As we addressed in the previous quarter Earnings Release, the increase in net revenues/hl yoy was due to our initiative to focus on high-margin products, in particular Gatorade.

As a result of our decision to discontinue selling our line of mineral water – Fratelli Vita – in some areas during the 4Q03, our total Nanc volumes shrank almost 53% this quarter, resulting in a 27.2% drop in total sales in the 1Q04 versus 1Q03. We took this decision due to the lower profitability of this product as a consequence of high shipping and handling costs, since Fratelli Vita is only produced in two plants. Apart from that, profitability of our Nanc segment continued to perform extremely well. EBITDA per hectoliter grew roughly 73% reaching R$23.0 in the quarter, and its margin was 14.6%.

Other Products Brazil

This segment is comprised of malt and by-products sales to third parties. Net sales for the first quarter of 2004 amounted to R$32.9 million, 11.3% bellow the same period last year. EBITDA from this segment was R$12.3 million versus R$16.0 million in the year-ago quarter.

International Operations

Note: As a result of the differences between Brazilian GAAP and Luxembourg GAAP, distortions may exist when comparing Quinsa's numbers as reported by AmBev with Quinsa's numbers as reported by Quinsa.

Table 2 -- International Highlights US$ million		Volume (000 hl)	Net Sales	Gross Profit	EBITDA
1Q04 Results
Beer
Quinsa*	Beer	4,464	81.8	54.0	42.0
Venezuela**	Beer	362	17.6	8.4	(1.2)
Guatemala	Beer	103	10.6	6.6	5.1
Ecuador	Beer	33	1.2	0.5	(0.9)

Soft Drink
Quinsa*	CSD	1,729	23.1	8.4	4.1
Peru	CSD	683	15.2	5.1	2.2
Dominican Republic	CSD	143	9.2	4.4	2.2

* Sales volume corresponds to the full Quinsa operation. However, Net Sales, Gross Profit and EBITDA figures correspond to AmBev's proportional economic stake in Quinsa (50.34%) as it is consolidated in AmBev's consolidated results.
** Sales for Venezuela also include Malt beverages volumes.

In the first quarter 2004 International Operations represented 17.4% of AmBev's consolidated EBITDA, compared to only 5.9% in the first quarter 2003. Such improvement is the consequence of AmBev's strategy to use a combination of strategic alliances, acquisitions and greenfield projects throughout the Americas in order to consolidate its position in attractive markets, enhancing shareholder value and preserving its strong credit profile.

Quinsa

Quinsa's operations continue to deliver strong results, benefiting from both improvements in efficiency as well as better macroeconomic scenarios in the countries where the company operates. Quinsa's contribution to AmBev's net sales and EBITDA was R$305.3 million and R$134.1 million respectively, implying an EBITDA margin of 43.9%. Besides the growth in Quinsa's results themselves, AmBev further benefits in this quarter from the consolidation of Quinsa's finances for all the three months (in 2003 AmBev consolidated only the results of February and March) and also from a higher equity consolidation, a result of AmBev's acquisition of additional 12 million Quinsa's class B shares and buybacks executed by Quinsa during 2003 and 2004 (in march 2004 AmBev's economic stake in Quinsa was of 50.336%, compared to 40.475% in march 2003).

Quinsa Beer

Starting from Argentina, Quinsa's volumes were benefited by a general market growth of 5.1%, achieving 3.14 million hectoliters. On top of the volume increase, profitability was boosted by a price realignment in February of 10% and also an appreciation of the peso of roughly 8% in comparison to the first quarter 2003.

Moving to Paraguay, volumes reached 530,000 hectoliters. Along with volume growth, a higher presence of the Brahma brand in the sales mix and a 13% appreciation of the Guarani also improved profitability.

In the case of Bolivia, Quinsa posted a 22% increase in volumes, achieving 499,000 hectoliters. Regardless of the social and political turmoil that took place in the fourth quarter 2003, the country is now experiencing a more stable environment.

In Chile, Quinsa experienced a decline of 25% in volumes, mainly due to the dropping of the Heineken brand from the portfolio. Nonetheless, the market also contract by roughly 3%. Profitability, however, improved as a result of efficiency gains and an appreciation of the peso by 20%.

Finally, in Uruguay beer volumes reached 161,000 hectoliters.

Consolidated beer volumes in the first quarter reached 4.46 million hectoliters. The consolidation at AmBev of beer net sales and EBITDA amounted to R$238.1 million and R$ 122.3 million respectively.

Quinsa Soft Drinks

Soft drinks volumes in the quarter amounted to 1.73 million hectoliters. Net sales and EBITDA for the soft drinks business consolidated at AmBev were of R$67.3 million and R$11.8 million respectively.

Other International Operations

Beginning with Guatemala, operations continue to perform well above our initial business plan. Volumes achieved roughly 103,000 hectoliters in the quarter, driving our market share countrywide already to the 30% level, according to AmBev estimates. Through our partner CabCorp's distribution network, we are covering already 80% of the total points of sale in the country and we should start to export to Nicaragua in the second quarter. Net sales and EBITDA reached R$31.0 and R$14.8 million respectively, implying an EBITDA margin of 47.9%

Heading southwards to the Caribbean, in February AmBev announced the decision to enter the beverage market in the Dominican Republic through an alliance with the PepsiCo bottler Embodom. Currently AmBev owns a 51% stake in the company, which will rise to 66% after the contribution of a beer plant. The results consolidated from Embodom in the month of March represent net sales of R$26.8 million and EBITDA of R$6.3 million.

In Peru we continued with preparations for a beer plant and the turn around of the soft drink business. Soft drink volumes achieved roughly 683,000 hectoliters in the quarter, and we delivered R$44.4 million in net sales and R$6.3 million in EBITDA.

Similarly to Peru, AmBev's efforts in Ecuador during the first quarter were dedicated to turn around the Cervesur operations. We have already implemented a direct distribution center in Guayaquil according to the standards of AmBev's operations, and the next step, which is already in progress, is the consolidation of the delivery system. Cervesur net sales and EBITDA in the first quarter were of R$3.4 million and negative R$2.6 million respectively.

Finally, in Venezuela the beer market presented a significant recovery of roughly 50% compared to the first quarter 2003, when the country experienced a severe general strike. AmBev's volumes for beer and malt beverages increased by 62.4%, reaching 362,000 hectoliters. However, despite the price increase of 13% implemented in March following the market leader, profitability remains weak, as we suffered pressures from the devaluation of the Bolivar and inflation increases. Net sales and EBITDA in Venezuela amounted to R$51.3 million and negative R$3.6 million.

AMBEV -- CONSOLIDATED RESULTS

Consolidated Results : The combination of AmBev Brazilian and International operations result in AmBev's consolidated financials. Income statements are provided for AmBev's Brazilian operations as well as for AmBev's consolidated operations.

Net Sales

Net sales for the Brazilian operations increased 7.4% in the first quarter 2004, achieving R$1,908.4 million. Net sales per hectoliter totaled R$107, up 12.3% compared to the year-ago quarter. This result reflects not only the price realignments we implemented last year in our beverage portfolio, but also AmBev's revenue management initiatives, mostly evidence of: (i) higher volumes sold through our direct distribution network, which accounted for 41.7% of AmBev's Brazilian volume sold compared to 32.6% in 1Q03; (ii) higher presence of our super-premium brands in total beer volume sold in the quarter (6.8% in 1Q04 versus 6.1% in the same quarter last year); and (iii) the continuous focus on our “right fews” strategy in the CSD and Nanc segment. Those efforts, however, were partially offset by the higher percentage of CSD in our total Brazilian beverage volume sold, tax readjustments in both state and federal level and price discounts in the Antarctica brand implemented in some regions of the Brazil, used as part of our strategy to overcome a tougher competitive environment.

Regarding our international operations, net sales increased an impressive 121.5%, amounting to R$462.1 million. The main triggers for this were the continuous improvement of Quinsa's operations, a higher percentage of interest on Quinsa's results and the contribution of both Guatemala and our recently acquired stake in the Dominican Republic. Regarding the percentage of interest on Quinsa's results, we pointed out two relevant issues. First, as the “AmBev – Quinsa” deal was closed in January 31, 2003, only the results of February and March were consolidated by AmBev in the first quarter 2003. Secondly, as a consequence of AmBev's acquisition of additional 12 million Quinsa's class B shares during 2003, and also due to several share buyback programs recently launched by Quinsa, AmBev's economic stake in Quinsa has increased to 50.336% in March 2004, compared to 40.475% in March 2003.

Consolidated net revenues in the quarter increased 19.4%, reaching R$2,370.5 million

Table 3 -- Net Sales R$ million	1Q04	1Q03	% Change
Beer Brazil	1,533.6	1,417.0	+8.2%
Soft Drinks and Nanc	342.0	322.5	+6.0%
Other Products	32.9	37.0	-11.3%
Total Brazilian Operations	1,908.4	1,776.6	+7.4%
International Operations	462.1	208.6	+121.5%
TOTAL – AmBev Consolidated	2,370.5	1,985.2	+19.4%
Values may not add due to rounding.

Cost of Goods Sold

Cash cost of goods sold (cash COGS) for the Brazilian operations decreased 9.8% in the first quarter 2004, amounting to R$725.4 million. On a per hectoliter basis, cost of goods sold excluding depreciation was R$40.7 - 5.7% lower than in the year-ago quarter and 4.0% lower than in the fourth quarter 2003.

The positive impacts on the cash COGS per hectoliter in the first quarter were: (i) lower implicit foreign exchange rate (R$2.89/US$ in this quarter compared with R$3.49/US$ in the year-ago quarter); (ii) lower cost of adjuncts and sugar; (iii) higher plant efficiency; (iv) a slightly higher presence of returnable packaging in the beer sales mix; and (v) a higher share of 2L PET bottles in the soft drinks sales mix (although this last effect is negative for the company profitability). Those benefits, however, were partially offset by higher prices for aluminum and PET resin, carry-over of malt inventories at a higher implicit FX rate and lower beer volumes (reducing the dilution of fixed costs).

Depreciation in the Brazilian operations amounted to R$64.2 million in the first quarter 2004, compared to R$69.6 million in the year-ago quarter.

In the International operations cash COGS increased 93.6% to R$184.0 million. On a per hectoliter basis, however, there was a decrease of 14.3% compared to the first quarter 2003, and it remained relatively stable compared to the previous quarter. This decrease is primarily a consequence of the appreciation of the Brazilian Real in relation to other South American currencies such as the Argentinean Peso, the Bolivian Boliviano, the Paraguayan Guarani and the Venezuelan Bolivar.

Depreciation in the International operations amounted to R$23.6 million in the first quarter 2004, compared to R$14.1 million in the year-ago quarter.

Consolidated cost of goods sold totaled R$997.2 million during the quarter, up 1.4% compared to the year-ago quarter. The consolidated cost of goods sold per hectoliter decreased 6.2%, amounting to R$44.8.

Table 4 -- Cost Breakdown R$/hl	1Q04	1Q03	% Change
Brazilian Operations
Raw Material	11.8	13.0	-9.6%
Packaging	20.2	20.8	-2.9%
Labor	2.7	2.5	+5.3%
Depreciation	3.6	3.7	-3.6%
Other	6.0	6.8	-11.3%
Total – Brazilian Operations	44.3	46.9	-5.6%
COGS Excluding Depreciation (Brazil)	40.7	43.1	-5.7%

International Operations	46.7	55.5	-15.8%
TOTAL - AmBev Consolidated	44.8	47.7	-6.2%

Values may not add due to rounding.

Table 5 -- Cost Breakdown R$ million	1Q04	1Q03	% Change
Brazilian Operations
Raw Material	210.4	243.2	-13.5%
Packaging	360.3	387.6	-7.0%
Labor	47.5	47.1	+0.7%
Depreciation	64.2	69.6	-7.7%
Other	107.2	126.2	-15.1%
Total – Brazilian Operations	789.6	873.8	-9.6%
COGS Excluding Depreciation (Brazil)	725.4	804.2	-9.8%

International Operations	207.6	109.2	+90.2%
TOTAL -- AmBev Consolidated	997.2	982.9	+1.4%

Values may not add due to rounding.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations rose 31.0% relatively to the year-ago quarter, totaling R$547.6 million. The major reasons for this increase were the higher selling and marketing expenses, incurred in order to face the tougher competitive environment in the beer business, higher direct distribution expenses related to the increase in volumes sold directly and also higher depreciation expenses.

Selling and marketing expenses for the Brazilian operations increased 49.0%, reaching R$182.2 million. As previously mentioned, higher marketing expenses, related to advertisement campaigns and trade programs, were the main reason for this increase. The effectiveness of those actions was reflected in the recovery of 180 basis points of market share in the beer business during the first quarter. On the other hand, partially offsetting the above mentioned effect, the migration of some selling activities to our shared service center and also to our newly implemented regional offices resulted in the migration of its respective expenses to the G&A line.

Selling and marketing expenses for International operations were roughly 73% higher compared to the first quarter 2003. This increase was primarily a result of our higher economic stake on Quinsa's operations, as well as our new international operations, namely Guatemala, Peru, Ecuador and Dominican Republic.

General and administrative expenses for the Brazilian operations totaled R$89.9 million in the first quarter, approximately 10% above the R$81.6 million reported in the year-ago quarter. This increase in G&A expenses was mainly a result of a provision related to top management's complimentary variable compensation, which will be paid only if the company achieves its operational targets by the end of the year .

General and administrative expenses for international operations amounted to R$27.6 million in the quarter, 59.0% higher compared to the year-ago quarter. The higher economic stake in Quinsa as well as the start-up of several new international operations were the main factors contributing to this increase.

Depreciation and amortization for the Brazilian operations totaled R$102.9 million, 24.3% higher than in the first quarter 2003. The expansion of our direct distribution network combined with the increase in sub-zero coolers installed in the market place explains the great majority of this increase.

Depreciation expenses for international operations were 32.2% above the same period last year, amounting to R$15.8 million.

Direct Distribution Expenses

Direct distribution expenses for the Brazilian operations increased 31.5% in the first quarter 2004, achieving R$172.7 million. On a per hectoliter basis, direct distribution costs were R$23.2 - 7.7% higher than the first quarter of 2003 and 11.2% higher than the previous quarter.

The increase in the distribution cost per hectoliter compared to the first quarter 2003 is primarily a consequence of higher fixed costs associated with the incorporation of new direct distribution centers, as well as the higher volumes sold to bars, restaurants and small retailers served by our own distribution system.

In comparison to the previous quarter, the higher distribution cost per hectoliter is a consequence of a seasonal shift in the weight of the industry's channel mix, which in fourth quarter is more concentrated in supermarkets. This seasonal shift in the channel mix also explains the decrease of the share of direct distribution volumes in total sales, which was 41.7% in the first quarter 2004, compared to 41.9% in the fourth quarter 2003.

Direct distribution expenses related to our International operations totaled R$18.0 million, up roughly 55% compared to the 1Q03. This increase is fully explained by the start-up of our direct distribution in Peru, combined with a 70.6% increase in volumes sold directly in Venezuela.

Provision for Contingencies

First quarter provisions for the Brazilian operations totaled R$29.3 million. This amount is primarily comprised of R$8.8 million related to sales tax provision, R$11.3 million related to a dispute regarding whether financial income is subjected to PIS/COFINS tax and R$7.9 million related to the termination of some of our third-party distributors distribution agreement. The net effect of provisions and reverse of provisions for the International operations were roughly null.

Other Operating Income, Net

Net other operating income for the Brazilian operations totaled R$1.5 million in the first quarter this year. This amount is mainly comprised of a gain of R$37.7 million related to some tax incentives realized by AmBev's subsidiaries (mainly CBB) and R$10.4 million related to the impact of the Real devaluation on AmBev's investments in its international operations. Goodwill amortization of R$48.8 million (mainly from CBB and Quinsa) partially offset the above mentioned gains. The difference is comprised of several other items.

Net other operating expenses for international operations reached R$5.7 million in the quarter, almost fully explained by Quinsa.

Financial Income and Financial Expenses

AmBev's Brazilian foreign currency debt exposure remains fully protected by hedging transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives instruments. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than market value, while assets must be recorded at the lower of market value or accrual basis. As a result of this difference in accounting practice, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

During the first quarter 2004, the U.S. dollar coupon for securities maturing in 2008 decreased from 6.7% p.a. to 5.5% p. a. and the U.S. dollar coupon for securities maturing in 2005 decreased from 2.6% p.a. to 1.9% p. a., resulting in a gain in the market value of these securities. On March 31, 2004, as the market value of our hedge instruments was higher than their accrual value, we had to record these assets based on accrual basis rather than market value. Had the company been able to record its assets at market value it would have recorded an unrealized gain of R$178.0 million.

Table 6 -- Breakdown of Net Financial Result R$ 000	1Q04	1Q03
Financial income
Financial income on cash and cash equivalents	71,404	62,743
Foreign exchange gains (losses) on assets	2,613	(25,691)
Swap and forward activities	2,903	298,018
Interest on taxes, contributions and deposits	10,196	20,094
Other	14,473	40,777
Total – Brazilian Operations	101,590	395,941

Financial expense
Interest expense on local currency debt	28,463	34,444
Interest expense on foreign currency debt	88,230	77,191
Foreign exchange losses (gains) on debt	64,901	(171,333)
Taxes on financial transactions	25,826	20,999
Swap and forward activities	59,735	22,783
Other	34,340	54,100
Total – Brazilian Operations	301,494	38,184

Net financial result – Brazilian Operations	(199,904)	357,757

Net financial result—International Operations	(15,910)	23,421

Total AmBev Consolidated	(215,814)	381,178

Values may not add to rounding.

On March 31, 2004 our net debt for the Brazilian operations was R$3,063.4 million, 15.5% above the R$2,652.8 million reported in the previous quarter.

The average cost of short and long-term debt denominated in Reais for the Brazilian operations was 11.1% and 5.9%, respectively. Local currency debt remains comprised primarily by funding from the Brazilian Development Bank - BNDES. S imilarly, our average cost of short and long-term foreign currency debt was 7.2% and 10.5%, respectively, in US dollar terms. Foreign currency debt is comprised principally of the 10-year Bonds issued in 2001 and 2003 and the Syndicated Loan maturing in August 2004.

Table 7 -- Debt Position – Brazilian Operations R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	255.4	1,608.8	1,864.3
Long-Term Debt	622.1	3,017.6	3,639.7
Total	877.5	4,626.4	5,503.9

Cash and Marketable Securities (incl. Derivatives)			2,440.6
Net Debt			3,063.4

Values may not add due to rounding.

Consolidated Balance Sheet

Including our proportional stake in Quinsa and our operations in Venezuela, Guatemala, Ecuador, Peru and Dominican Republic, consolidated net debt was R$3,618.9 million as of March 31, 2004. Short-term debt reached R$2,229.2 million and long-term debt reached R$4,007.3 million.

Table 8 -- Debt Position – AmBev Consolidated R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	255.4	1,973.7	2,229.2
Long-Term Debt	622.1	3,385.1	4,007.3
Total	877.5	5,358.9	6,236.4

Cash and Marketable Securities (incl. Derivatives)			2,617.5
Net Debt			3,618.9

Values may not add due to rounding.

Non-Operating Income/Expense

During the first quarter 2004, consolidated non-operating expenses for the Brazilian operations amounted to R$21.6 million, comprised primarily of a loss of R$13.9 million related to the net effect of Quinsa's share buyback programs, which, despite increasing our stake in the Company, has a negative effect on Quinsa's Shareholders Equity as Quinsa's shares are trading above its book value; and R$ 11.0 for losses in the sale of fixed assets.

Net non-operating income for International operations in the quarter reached R$5.3 million, mainly as a result of the non-operating income of R$6.8 million related to Quinsa's operations.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$78.9 million. At the nominal tax rate of 34%, first quarter income tax provision would have amounted to R$132.7 million. Our effective income tax rate in the quarter was positively affected by: (i) the provision for interest on own capital (R$35.7 million); (ii) earnings not subjected to taxation (R$34.2 million, including Quinsa); and (iii) a tax benefit associated with financed sales taxes which were forgiven by the government (R$12.8 million). Several other items amounted to a provision of R$28.9 million.

Table 9 -- Income Tax R$ million	1Q04
Net income before income tax , social contribution and minorities	390.3
Income tax and social contribution at nominal tax rate	(132.7)
Benefit on interest on own capital	35.7
Earnings not subjected to taxation	34.2
Tax incentives	12.8
Others	(28.9)
Total	(78.9)
Values may not add due to rounding.

Profit Sharing and Contributions

During the first quarter AmBev provisioned, on a consolidated basis, R$30.1 million related to employee profit sharing. It is worth mentioning that AmBev's variable payment is based on the EVA generated by the Company in the year.

Minority Interest

On a consolidated basis, minority shareholders in our subsidiaries shared gains of R$6.4 million in the quarter. Gains were due principally to the positive performance of our international operations.

Net Income

Net income for Brazilian operations reached R$248.4 million in the first quarter 2004. Consolidated net income, which is the basis for the calculation of dividends, reached R$305.0 million in the same period. Consolidated earnings per ADR (based on outstanding shares) were US$0.28 (R$0.81) in the first quarter 2004, and US$0.38 (R$1.34) in the year-ago quarter.

RECENT DEVELOPMENTS

Launch of New Share Buyback Program

On March 23, 2004, AmBev announced that its Board of Directors approved, on the previous day, a new share buyback program limited to R$500 million. The program is valid for a period of 60 days, and may be renewed for another 60 days period should the Company not use the total amount established by the program to acquire shares, in accordance with CVM Instruction 10/80. Starting on that day, for a period of 60 days, AmBev may repurchase up to 1,408,728,295 preferred shares.

A program to acquire call options and issue put options linked to AmBev's shares was also approved, in accordance with CVM Instruction 390/03, respecting the limits set for the overall program. The volume of options, held or issued, multiplied by their respective strike prices plus the aggregate amount of cash share repurchases is limited to R$500 million. Also, the amount of shares to be kept in treasury is limited to 10% of the float of each share class.

As of March 31, 2004, AmBev had already acquired 333,101,966 preferred shares, totaling R$192.7 million, and had sold a 50,000,000 put options at a strike price of R$628.00 per 1,000 PN shares that expires on June 21, 2004.

For more details, please visit www.ambev-ir.com .

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding  the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Pedro Ferraz Aidar (5511) 2122-1415 acpaidar@ambev.com.br	Fernando Vichi (5511) 2122-1414 acfgv@ambev.com.br

WWW.AMBEV-IR.COM

AmBev - Segment Financial Information

	AmBev Brazil (Pro Forma)												International Operations (2)			AmBev Consolidated (3)

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%		1Q04	1Q03%
Volumes (000 hl)	13,200	14,066	-6.2%	4,635	4,572	1.4%				17,835	18,638	-4.3%	7,518	4,135	81.8%	25,353	22,773	11.3%

R$ million
Net Sales	1,533.6	1,417.0	8.2%	342.0	322.5	6.0%	32.9	37.0	-11.3%	1,908.4	1,776.6	7.4%	462.1	208.6	121.5%	2,370.5	1,985.2	19.4%
COGS	(564.1)	(618.2)	-8.8%	(205.6)	(235.1)	-12.6%	(19.9)	(20.5)	-2.7%	(789.6)	(873.8)	-9.6%	(207.6)	(109.2)	90.2%	(997.2)	(982.9)	1.4%
Gross Profit	969.5	798.8	21.4%	136.4	87.5	55.9%	12.9	16.5	-21.8%	1,118.8	902.8	23.9%	254.5	99.5	155.8%	1,373.3	1,002.2	37.0%
SG&A	(459.5)	(341.5)	34.5%	(87.5)	(75.8)	15.4%	(0.7)	(0.6)	18.0%	(547.6)	(417.9)	31.0%	(138.5)	(85.5)	62.0%	(686.2)	(503.5)	36.3%
EBIT	510.0	457.2	11.5%	48.9	11.7	319.4%	12.3	16.0	-23.3%	571.2	484.9	17.8%	115.9	13.9	732.8%	687.1	498.8	37.8%
Depr. & Amort.	(132.0)	(123.2)	7.1%	(35.1)	(29.1)	20.7%	0.0	0.0	n.m.	(167.1)	(152.3)	9.7%	(39.4)	(26.1)	51.3%	(206.5)	(178.4)	15.8%
EBITDA	641.9	580.5	10.6%	84.0	40.7	106.3%	12.3	16.0	-23.3%	738.2	637.2	15.9%	155.4	40.0	288.6%	893.6	677.2	32.0%
% of Total EBITDA	71.8%	85.7%		9.4%	6.0%		1.4%	2.4%		82.6%	94.1%		17.4%	5.9%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.8%	-43.6%		-60.1%	-72.9%		-60.6%	-55.3%		-41.4%	-49.2%		-44.9%	-52.3%		-42.1%	-49.5%
Gross Profit	63.2%	56.4%		39.9%	27.1%		39.4%	44.7%		58.6%	50.8%		55.1%	47.7%		57.9%	50.5%
SG&A	-30.0%	-24.1%		-25.6%	-23.5%		-2.1%	-1.5%		-28.7%	-23.5%		-30.0%	-41.0%		-28.9%	-25.4%
EBIT	33.3%	32.3%		14.3%	3.6%		37.3%	43.1%		29.9%	27.3%		25.1%	6.7%		29.0%	25.1%
Depr. & Amort.	-8.6%	-8.7%		-10.3%	-9.0%		0.0%	0.0%		-8.8%	-8.6%		-8.5%	-12.5%		-8.7%	-9.0%
EBITDA	41.9%	41.0%		24.6%	12.6%		37.3%	43.1%		38.7%	35.9%		33.6%	19.2%		37.7%	34.1%

Per Hectoliter (R$/hl)
Net Sales	116.2	100.7	15.3%	73.8	70.5	4.6%				107.0	95.3	12.3%	104.0	106.1	-1.9%	106.4	96.3	10.4%
COGS	(42.7)	(44.0)	-2.8%	(44.4)	(51.4)	-13.7%				(44.3)	(46.9)	-5.6%	(46.7)	(55.5)	-15.8%	(44.8)	(47.7)	-6.2%
Gross Profit	73.4	56.8	29.3%	29.4	19.1	53.8%				62.7	48.4	29.5%	57.3	50.6	13.3%	61.6	48.6	26.7%
SG&A	(34.8)	(24.3)	43.4%	(18.9)	(16.6)	13.8%				(30.7)	(22.4)	36.9%	(31.2)	(43.5)	-28.3%	(30.8)	(24.4)	26.1%
EBIT	38.6	32.5	18.9%	10.6	2.6	313.7%				32.0	26.0	23.1%	26.1	7.1	268.8%	30.8	24.2	27.4%
Depr. & Amort.	(10.0)	(8.8)	14.1%	(7.6)	(6.4)	19.1%				(9.4)	(8.2)	14.6%	(8.9)	(13.3)	-33.0%	(9.3)	(8.7)	7.1%
EBITDA	48.6	41.3	17.8%	18.1	8.9	103.5%				41.4	34.2	21.1%	35.0	20.3	72.0%	40.1	32.9	22.1%
Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil are pro-forma for 1Q04 and 1Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law	Pro Forma	Pro Forma	%	1Q04	1Q03%
R$ 000	1Q04	1Q03

Net Sales	1,908,383	1,776,569	7.4%	2,370,493	1,985,193	19.4%
Cost of Goods Sold	(789,566)	(873,788)	-9.6%	(997,197)	(982,946)	1.4%
Gross Profit	1,118,817	902,781	23.9%	1,373,296	1,002,246	37.0%
Gross Margin (%)	58.6%	50.8%		57.9%	50.5%

Selling and Marketing Expenses	(182,192)	(122,242)	49.0%	(259,311)	(166,811)	55.5%
% of sales	9.5%	6.9%		10.9%	8.4%
Direct Distribution Expenses	(172,690)	(131,367)	31.5%	(190,644)	(142,989)	33.3%
% of sales	9.0%	7.4%		8.0%	7.2%
General & Administrative	(89,873)	(81,575)	10.2%	(117,519)	(98,997)	18.7%
% of sales	4.7%	4.6%		5.0%	5.0%
Depreciation & Amortization	(102,882)	(82,737)	24.3%	(118,708)	(94,708)	25.3%
Total SG&A	(547,637)	(417,921)	31.0%	(686,182)	(503,507)	36.3%
% of sales	28.7%	23.5%		28.9%	25.4%

EBIT	571,180	484,860	17.8%	687,115	498,740	37.8%
% of sales	29.9%	27.3%		29.0%	25.1%

Provisions, Net	(29,294)	(18,305)	60.0%	(29,453)	(26,005)	13.3%
Other Operating (Expense)	1,469	(77,015)	n.m.	(4,197)	(55,273)	-92.4%
Equity Income	-	-	n.m.	(901)	(1,824)	-50.6%
Interest Expense	(301,495)	(38,184)	689.6%	(328,661)	(49,985)	557.5%
Interest Income	101,590	395,942	-74.3%	112,848	431,165	-73.8%
Net Interest Income (Expense)	(199,905)	357,758	n.m.	(215,814)	381,180	n.m.
Non-Operating Income (Expense)	(21,591)	(16,312)	32.4%	(16,289)	(16,420)	-0.8%
Income Before Taxes	321,858	730,985	-56.0%	420,461	780,397	-46.1%
Provision for Income Tax/Social Contrib.	(44,523)	(246,285)	-81.9%	(78,950)	(252,376)	-68.7%
Provision for Profit Sharing & Bonuses	(27,684)	(11,031)	151.0%	(30,147)	(11,031)	173.3%
Minority Interest	(1,217)	(6,114)	-80.1%	(6,354)	(8,028)	-20.8%

Net Income	248,435	467,556	-46.9%	305,010	508,962	-40.1%
% of sales	13.0%	26.3%		12.9%	25.6%

Depreciation and Amortization	167,053	152,315	9.7%	206,481	178,378	15.8%
EBITDA	738,233	637,175	15.9%	893,596	677,118	32.0%
% of sales	38.7%	35.9%		37.7%	34.1%
Notes: Figures for AmBev Brazil are pro-forma for 1Q04 and 1Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.

CONSOLIDATED BALANCE SHEET

	AmBev Brazil		AmBev

Corporate Law	Pro Forma	Pro Forma	Consolidated
	Mar 2004	Dec 2003	Mar 2004	Dec 2003
ASSETS
Cash	1,176,501	1,135,531	1,347,499	1,196,103
Marketable Securities	1,157,009	1,180,398	1,162,920	1,337,783
Non-realized gains with Derivatives	107,059	259,000	107,059	259,000
Accounts Receivable	339,947	612,685	440,691	725,715
Inventory	754,211	774,033	966,169	954,611
Recoverable Taxes	346,640	729,994	406,407	771,327
Accounts in Advance	12,829	13,584	34,905	17,837
Prepaid Expenses	108,884	119,205	110,724	119,353
Other	108,333	65,147	151,804	118,743

Total Current Assets	4,111,415	4,889,577	4,728,178	5,500,473

Recoverable Taxes	2,066,895	2,042,029	2,177,406	2,180,189
Receivable from Employees/Financed Shares	226,344	234,677	226,573	234,677
Deposits/Other	698,382	687,235	791,930	777,775

Total Long-Term Assets	2,991,620	2,963,940	3,195,909	3,192,641

Investments	2,434,091	2,242,021	1,840,874	1,711,374
Property, Plant & Equipment	2,873,116	3,025,861	4,181,164	4,166,305
Deferred	224,685	203,853	255,530	259,327

Total Permanent Assets	5,531,891	5,471,735	6,277,568	6,137,006

TOTAL ASSETS	12,634,926	13,325,253	14,201,654	14,830,119

LIABILITIES
Short-Term Debt	1,864,266	1,598,206	2,229,154	1,976,059
Accounts Payable	291,352	562,294	518,986	800,483
Sales & Other Taxes Payable	501,652	698,367	563,369	763,723
Dividend Payable	118,108	291,900	119,806	291,900
Salaries & Profit Sharing Payable	114,737	80,452	110,616	105,646
Income Tax, Social Contribution, & Other	69,542	525,113	93,317	538,622
Other	261,287	197,773	341,303	243,611

Total Current Liabilities	3,220,945	3,954,104	3,976,551	4,720,044

Long-Term Debt	3,639,668	3,629,559	4,007,253	4,004,335
Income Tax & Social Contribution	22,453	22,453	23,059	26,161
Deferred Sales Tax (ICMS)	215,215	231,788	215,215	231,788
Provision for Contingencies	1,218,121	1,202,344	1,270,240	1,232,866
Pension Funds Provision	74,294	72,893	74,294	72,893
Other	14,318	5,193	45,849	37,419

Total Long-Term Liabilities	5,184,070	5,164,230	5,635,911	5,605,463

TOTAL LIABILITIES	8,405,015	9,118,334	9,612,462	10,325,507

MINORITY INTEREST	144,578	112,284	238,920	196,434

Paid in Capital	3,019,133	3,051,951	3,124,059	3,124,059
Reserves and Treasury shares	865,505	1,042,683	1,025,518	1,184,119
Retained Earnings	200,695	-	200,696	-

SHAREHOLDERS' EQUITY	4,085,333	4,094,634	4,350,272	4,308,178

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	12,634,926	13,325,253	14,201,654	14,830,119

Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED STATEMENT OF CASH FLOWS

AmBev
Consolidated
R$ 000	1Q04
Cash Flows from Operating Activities
Net income	305,010
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	206,481
Contingencies and liabilites associated with
tax disputes, including interest	29,453
Financial charges on contingencies	11,488
(Gain) loss on disposal of PP&E, net	31,435
Financial charges on stock option plan	(10,667)
Financial charges on taxes and contributions	(1,766)
Equity income	901
Financial charges on long-term debt	194,893
Provision for losses in inventory and other assets	(10,737)
Deferred income tax (benefit) expense	(3,888)
Foreign exchange holding effect on assets abroad	(39,608)
Forex variations and unrealized gains on marketable securities	(5,162)
Gains on participation on related companies	13,933
Amortization of goodwill	64,302
Minority interest	6,354
(Increase) decrease in assets
Trade accounts receivable	275,163
Sales taxes recoverable	17,789
Inventories	18,507
Prepaid expenses	10,264
Receivables and other	(56,227)
(Decrease) increase in liabilites
Suppliers	(302,774)
Payroll, profit sharing and related charges	31,443
Income tax, social contribution, and other taxes payable	(96,816)
Cash used for contingencies and legal proceedings	(21,615)
Other	(175,343)

Net Cash Provided by Operating Activities	492,812

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	15,193
Marketable securities withdrawn	314,391
Collateral securities and deposits	19,234
Quinsa's share buyback program	(26,760)
Investments in afffiliated companies	(121,722)
Property, plant and equipment	(130,108)
Payment for deferred asset	(16,454)

Net Cash Provided (Used) in Investing Activities	53,775

Cash Flows from Financing Activites
Advances to employees for purchase of shares	18,776
Dividends, interest distribution and capital decrease paid	(278,061)
Repurchase of shares in treasury	(161,221)
Payments received in advance for future capital increase	9,030
Premium received from the sale of put options	2,581
Increase in debt	706,917
Payment of debt	(698,182)
Increase in paid-in capital / Variation in minority interest	3,372

Net Cash Provided (Used) in Financing Activities	(396,788)

Foreign Exchange Variations on Cash	1,597

Subtotal	151,396

Cash and cash equivalents, beginning of period	1,196,103
Cash and cash equivalents, end of period	1,347,499
Net increase in cash and cash equivalents	151,396

Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

09.01 - PARTICIPATIONS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	COMPANHIA BRASILEIRA DE BEBIDAS	60.522.000/0001-83	PRIVATE SUBSIDIARY	99.99	127.60
COMMERCIAL, MANUFACTURING AND OTHER		55,087,641		55,087,641

02	HOHNECK	PRIVATE SUBSIDIARY	0.01	0.00
COMMERCIAL, MANUFACTURING AND OTHER		10,000	10,000

03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1,375		1,375

04	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	0.06
COMMERCIAL, MANUFACTURING AND OTHER		335		335

16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY

COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.

CONSOLIDATED STATEMENT OF CASH FLOWS

For quarters ended March 31, 2004 and 2003.

	In thousands of reais
	03.31.04	03.31.03

Operating activities
Net income for the quarter	305,010	508,962
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	206,481	178,379
Tax, labor and other contingencies	29,453	26,005
Financial charges on tax and fiscal contingencies	11,488	11,395
Provision for losses on inventory and permanent assets	(10,737)	13,444
Financial charges and variations on the stock ownership plan	(10,667)	(26,139)
Financial charges and variations on taxes and contributions	(1,766)	(12,533)
Loss in the disposal of permanent assets	31,435	9,621
Exchange rate variation and charges on financings	194,893	(45,598)
Unrealized exchange rate variation and gains on financial assets	(5,162)	38,104
Increase (reduction) of deferred income tax and social contribution	(3,888)	45,319
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	(39,608)	7,674
Amortization of goodwill, net of realized negative goodwill	64,302	71,304
Minority interest	6,354	8,028
Equity in the results of affiliates	901	1,824
Loss of interest ownership in subsidiaries	13,933	4,775

Decrease (increase) in assets
Trade accounts receivable	275,163	310,111
Taxes recoverable	17,789	(64,032)
Inventories	18,507	(30,177)
Other	(45,963)	(134,447)
Increase (decrease) in liabilities
Trade accounts payable	(302,774)	(197,356)
Salaries, profit sharing and social charges	31,443	(100,889)
Income tax, social contribution and other taxes	(96,816)	(54,112)
Disbursements linked to contingency provision	(21,615)	(3,571)
Other	(175,343)	(80,583)

Cash generated by operating activities	492,813	485,508

	In thousands of reais
	03.31.04	03.31.03

Investing activities
Marketable securities (maturity over 90 days)	314,391	1,254,797
Securities and collateral	19,234	100,967
Acquisition of investments, net of acquired cash	(121,722)	(1,382,304)
Disposal of property, plant and equipment	15,193	7,599
Acquisition of property, plant and equipment	(130,108)	(162,404)
Expenditures on deferred charges	(16,453)	(14,307)
Share buyback by subsidiary	(26,761)

Cash used in investing activities	53,774	(195,652)

Financing activities
Financings
Funding obtained	706,917	133,485
Amortization	(698,182)	(197,950)
Changes in the capital of minority shareholders	3,372
Capital increase		2,023
Advance for future capital increase (AFAC)	9,030
Received from employees for the purchase of shares	18,776	34,762
Share buyback	(161,221)	(47,459)
Stock purchase option premium	2,581
Payment of dividends	(278,061)	(335,024)

Cash used in financing activities	(396,788)	(410,163)

Exchange rate gains or losses on cash and cash equivalents	1,597	(30,646)

Increase (decrease) in cash and cash equivalents	151,396	(150,953)

Cash and cash equivalents at beginning of the quarter	1,196,103	1,131,561
Cash and cash equivalents at end of the quarter	1,347,499	980,608

Increase (decrease) in cash and cash equivalents	151,396	(150,953)

17.01 - REPORT ON SPECIAL REVIEW - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo – SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Bebidas das Américas – AmBev and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2004, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.

Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

Our limited review was conducted with the purpose of issuing a report on the interim financial statements referred to in the first paragraph. The statement of cash flows, which is being presented in the interim financial statements to provide supplementary information on the Company, is not required in conformity with Brazilian accounting practices. The statement of cash flows was submitted to the limited review procedures described in the second paragraph and we have concluded that there are no material modifications that should be made for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5.

The Company and consolidated balance sheets as of December 31, 2003, presented for comparative purposes, were audited by other auditors who issued an unqualified opinion thereon, dated February 12, 2004 (except for Note 21, as to which the date is March 1, 2004). The Company and consolidated statements of income for the quarter ended March 31, 2003, presented for comparative purposes, were reviewed by other independent auditors who issued a special review report thereon, dated April 30, 2003, without qualification.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 30, 2004.

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Independent Auditors	Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION
01	02	HEAD OFFICE
01	03	INVESTOR RELATIONS OFFICER (Address for Correspondence with Company)
01	04	GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
01	05	CAPITAL COMPOSITION
01	06	COMPANY PROFILE
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
01	08	CASH DIVIDENDS
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR
01	10	INVESTOR RELATIONS OFFICER
02	01	BALANCE SHEET - ASSETS
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
03	01	STATEMENT OF INCOME
04	01	NOTES TO THE QUARTERLY STATEMENTS
06	01	CONSOLIDATED BALANCE SHEET - ASSETS
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY
07	01	CONSOLIDATED STATEMENT OF INCOME
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY
17	01	REPORT ON THE SPECIAL REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED
		COMPANHIA BRASILEIRA DE BEBIDAS
		HOHNECK
		EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.